ROUGE RESOURCES LTD.

LISTING APPLICATION FOR COMMON SHARES

April 25, 2012

No Securities Regulatory Authority or the TSX Venture Exchange has expressed an opinion about the securities which are the subject of this application.

II

GLOSSARY OF DEFINED TERMS

The following is a glossary of certain definitions used in this Listing Application. Terms and abbreviations used in the Issuer’s financial statements included as schedules to this Listing Application are defined separately and the terms and abbreviations defined below are not used therein, except where otherwise indicated. Words importing the singular, where the context requires, include the plural and vice versa and words importing any gender include all genders. All dollar amounts referred to in this Listing Application are in Canadian dollars, unless otherwise stated.

“Affiliate” means a company that is affiliated with another company as described below. A company is an “Affiliate” of another company if (a) one of them is the subsidiary of the other, or (b) each of them is controlled by the same Person. A company is “controlled” by a Person if (a) voting securities of a company are held, other than by way of security only, by or for the benefit of that Person, and (b) the voting securities, if voted, entitle the Person to elect a majority of the directors of a company. A Person beneficially owns securities that are beneficially owned by (a) a company controlled by that Person, or (b) an Affiliate of that Person or an Affiliate of any company controlled by that Person;

“Agency Agreement” means the agency agreement dated January 10, 2012 between the Agent and the Issuer;

“Agent” means Canaccord Genuity Corp.;

“Agent’s Commission” has the meaning set out in Item 6: Financings;

“Associate” when used to indicate a relationship with a Person, means (a) an issuer of which the Person beneficially owns or controls, directly or indirectly, voting securities entitling the holder to more than 10% of the voting rights attached to all outstanding voting securities of the issuer, (b) any partner of the Person, (c) any trust or estate in which the Person has a substantial beneficial interest or in respect of which the Person serves as trustee or in a similar capacity, (d) in the case of a Person who is an individual, (i) that Person’s spouse or child, or (ii) any relative of that Person or of that Person’s spouse who has the same residence as that Person; but (e) where the Exchange determines that two Persons shall, or shall not, be deemed to be associates with respect to a Member firm, Member corporation or holding company of a Member corporation, then such determination shall be determinative of their relationship in the application of Rule D of the Exchange with respect to that Member firm, Member corporation or holding company;

“Brokered Offering” means the brokered private placement of up to 4,000,000 Units at a price of $0.25 per unit each unit comprised of one Share and one transferable share purchase warrant;

“Closing Date” means the date closing of the Brokered Offering and Non-Brokered Offering occurs;

“Company” unless specifically indicated otherwise, means a corporation, incorporated association or organization, body corporate, partnership, trust, association or other entity other than an individual;

“Control Person” means any Person that holds or is one of a combination of Persons that holds a sufficient number of any of the securities of an issuer so as to affect materially the control of that issuer, or that holds more than 20% of the outstanding voting securities of an issuer except where there is evidence showing that the holder of those securities does not materially affect the control of the issuer;

“Corporate Finance Fee” has the meaning set out in Item 6: Financings;

III

“Dotted Lake Property” means the Original Dotted Lake Property and the Lampson Lake Property as described in the Technical Report;

“Exchange” means the TSX Venture Exchange Inc.;

“Existing Warrants” means the 30,000,000 share purchase warrants of the Issuer currently outstanding, each warrant entitling the holder to acquire one Share at a price of $0.10 per share until April 30, 2012;

“Final Exchange Bulletin” means the bulletin issued by the Exchange following the submission of all documentation required by the Exchange and which evidences the final Exchange acceptance of the Listing;

“Governmental Entity” means any: (i) national, federal, provincial, state, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitral body, commission, board, bureau or agency, domestic or foreign; (ii) subdivision, agent, commission, board or authority of any of the foregoing; or (iii) quasi-governmental or private body exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing;

“Insider” if used in relation to an issuer, means: (a) a director or senior officer of the issuer; (b) a director or senior officer of a company that is an Insider or subsidiary of the issuer; (c) a Person that beneficially owns or controls, directly or indirectly, voting shares carrying more than 10% of the voting rights attached to all outstanding voting shares of the issuer; or (d) the issuer itself if it holds any of its own securities;

“Issuer” means Rouge Resources Ltd;

“Lampson Lake Property” means the property described under claim numbers 4246254 and 4245668 located in the Thunder Bay Mining Division, Ontario;

“Listing” means the listing of the Shares for trading on the Exchange as a Tier 2 Mining Issuer;

“Member” means a Person who has executed the Members’ Agreement, as amended from time to time, and is accepted as and becomes a member of the Exchange under the Exchange requirements;

“Members’ Agreement” means the members’ agreement among the Exchange and each Person who, from time to time, is accepted as and becomes a member of the Exchange;

“MNDM” means the Ontario Ministry of Northern Development and Mines;

“NI 43-101” means National Instrument 43-101 (Standards of Disclosure for Mineral Projects);

“Non-Brokered Offering” means the non brokered private placement of up to 800,000 units at a price of $0.25 per unit, each unit comprised of one Share and one transferable share purchase warrant;

“Option” means the right to acquire the Lampson Lake Property pursuant to the terms of the Option Agreement;

“Option Agreement” means the option agreement dated April 20, 2010 entered into between the Issuer and certain Ontario prospectors pursuant to which the Issuer acquired the right to acquire the Lampson Lake Property;

IV

“Original Dotted Lake Property” means the property described under claim numbers 3011450, 4252412, 4252413, 4252414, 4252415, 4252416, 4252417, 4252418, 4252419 and 4252420 located in the Thunder Bay Mining Division, Ontario;

“Person” includes any individual, firm, partnership, joint venture, venture capital fund, limited liability company, unlimited liability company, association, trust, trustee, executor, administrator, legal personal representative, estate, group, body corporate, corporation, unincorporated association or organization, Governmental Entity, syndicate or other entity, whether or not having legal status;

“Promoter” means (a) a Person who, acting alone or in conjunction with one or more other Persons, directly or indirectly, takes the initiative in founding, organizing or substantially reorganizing the business of an issuer, or (b) a Person who, in connection with the founding, organizing or substantial reorganizing of the business of an issuer, directly or indirectly, receives in consideration of services or property, or both services and property, 10% or more of any class of securities of the issuer or 10% or more of the proceeds from the sale of any class of securities of a particular issue, but a Person who receives such securities or proceeds either solely as underwriting commissions or solely in consideration of property shall not be deemed a promoter within the meaning of this definition if such Person does not otherwise take part in founding, organizing, or substantially reorganizing the business;

“Shares” means common shares in the capital of the Issuer;

“Stock Option Plan” means the stock option plan of the Issuer currently in effect;

“Technical Report” means the report titled “Independent Technical Report, Dotted Lake Property” as prepared by Michael Thompson, H.B.Sc., P.Geo. and Caitlin Jeffs, H.B.Sc., P.Geo., of Fladgate Exploration Consulting Corporation of Thunder Bay Ontario, dated September 7, 2010 and revised on November 30, 2010;

“Unit” means a unit of the Issuer, comprised of one Share and one Unit Warrant;

“Unit Warrant” means the share purchase warrant of the Issuer comprising part of the Unit with each Unit Warrant entitling the holder thereof to acquire one Unit Warrant Share at an exercise price of $0.40 at any time during the 12 month period after the Closing Date;

“Unit Warrant Share” means the Share issuable upon the exercise of a Unit Warrant;

“Warrant Indenture” means warrant indenture entered into between the Issuer and Computershare Trust Company of Canada to be dated the Closing Date, and which sets out the terms and conditions governing the Unit Warrants;

“Work Program” means the proposed exploration and work program on the Dotted Lake Property, as described in the Technical Report.

V

FORWARD LOOKING STATEMENTS

Certain statements contained in this Listing Application constitute forward-looking statements. The use of any of the words “anticipate”, “continue”, “estimate”, “expect”, “may”, “will”, “project”, “should”, “believe” and similar expressions are intended to identify forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. These statements are current only as of the date of this Listing Application or as of the date specified in the documents incorporated by reference into this Listing Application, as the case may be.

The forward-looking information contained in this Listing Application is based on a number of assumptions that may prove to be incorrect, including, but not limited to, assumptions about general business and economic conditions, changes in financial markets generally, the Issuer’s ability to attract and retain skilled staff, and the Issuer’s planned exploration expenditure and capital expenditure program. Although the Issuer has attempted to identify material factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

Actual results could differ materially from those anticipated in these forward-looking statements as a result of the risk factors set forth below and elsewhere in this Listing Application:

  liabilities inherent in the Issuer’s exploration and potential mining operations;

  uncertainties associated with estimated market demand and sector activity levels;

  competition for, among other things, capital, acquisitions and skilled personnel;

  fluctuations in interest rates and stock market volatility; and

  other factors discussed under “Risk Factors”.

Readers are cautioned that the foregoing lists of factors are not exhaustive. The forward-looking statements contained in this Listing Application are expressly qualified by this cautionary statement. Except as required under applicable securities laws, the Issuer does not undertake any obligation to publicly update or revise any forward-looking statements.

DATE OF INFORMATION

Except as otherwise indicated in this Listing Application, all information disclosed in this Listing Application is as of April 25, 2012 and the phrase "as of the date hereof" and equivalent phrases refer to April 25, 2012.

VI

SUMMARY OF LISTING APPLICATION

The following is a summary of the principal features of this Listing Application and should be read together with the more detailed information and financial data and statements contained elsewhere in this Listing Application.

Issuer:	Rouge Resources Ltd.

Business of the Issuer:	The Issuer is a mineral exploration company focused on the exploration of mineral properties, primarily in Canada. The Issuer’s only property is the Dotted Lake Property, located in north-central Ontario. The Issuer holds a 100% interest in the Original Dotted Lake Property. The Issuer has entered into an option agreement to acquire a 100% interest in the Lampson Lake Property, subject to certain royalties. See Item 5 - “Description of the Business”.

The Issuer’s Listing Application	The Issuer’s Shares are quoted on the OTCQB operated by OTC Markets Group, Inc. in the United States under the trading symbol “ROUGF”. The last trading price quoted for the Shares on April 17, 2012 (the last day prior to the date of this Listing Application that the Shares traded) was $0.50. This Listing Application has been written to apply for the Shares to be listed on the Exchange. Listing is subject to the Issuer fulfilling all of the requirements of the Exchange, including various financial and distribution requirements. See Item 10 - “Description of Securities to be Listed”.

VII

Use of Proceeds:

The maximum net proceeds to be received by the Issuer from the Brokered Offering after deduction of the Agent’s Commission and the maximum proceeds from the Non- Brokered Offering would total $1,130,000. After deduction of the Issuer’s working capital deficiency of approximately $339,923 as at March 31, 2012, the Issuer will have available funds of approximately $790,077, which is proposed to be used as follows:

Item	Cost
To pay for the remaining costs of listing including legal and audit expenses, expenses of the Agent and regulatory fees	$61,500
To pay the Corporate Finance Fee (plus HST) (1)	$33,600
To pay the second and third option payment on the Lampson Lake claims (2)	$41,000
To fund phase one of the Work Program on the Dotted Lake Property as recommended in the Technical Report (2)	$226,600
To provide a reserve for the Issuer’s operating expenses for the ensuing twelve month period (3)	$197,000
To unallocated working capital (4)	$230,377
Total:	$790,077

(1)	See Item 6 “Financings”

(2)	See Item 5 “Description of the Business”.

(3)

Comprised of accounting and audit fees of $37,000/year, management fees of $60,000/year, rent of $30,000/year, office and general of $26,000/year, professional fees of $19,000/year, transfer agent and filing fees of $16,000/year and travel and promotion of $9,000/year.

(4)	Assuming that the maximum amount is sold under the Brokered and Non- Brokered Offerings. This amount must not be less than $100,000 as required by the initial listing requirements of the Exchange.

The Issuer’s working capital deficiency of $339,923 includes a loan of $265,283 advanced by a director of the Issuer. The Issuer expects to repay the loan upon completion of the Brokered Offering and Non-Brokered Offering. The loan is currently non-interest bearing, unsecured, and with no fixed terms of repayment.

See Item 6 - “Financings”.

VIII

Summary Financial Information:

The selected financial information set out below is based on and derived from the audited financial statements and notes for the Issuer’s years ended January 31, 2011 and January 31, 2010 and the interim unaudited financial statements and notes for the nine months ended October 31, 2011 and should be read in conjunction with such financial statements which are included by reference in this Listing Application. See Item 32 - “Financial Statement Disclosure for Issuers”.

		As At		As At		As At
		Quarter Ended		Year Ended		Year Ended
		October 31, 2011		January 31, 2011		January 31, 2010
Statements of Financial Position		(unaudited)		(audited)		(audited)
Cash and Cash Equivalents		$54,991		$144,952		$53,623
Total Assets		$283,854		$364,036		$169,424
Total Liabilities		$309,464		$193,436		$1,140,457
Accumulated Deficit		($3,189,763)		($2,993,553)		($2,737,861)
Total Shareholders’ (Deficiency) Equity		($25,610)		$170,600		($971,033)

		Nine Months		Year		Year
		Ended		Ended		Ended
		October 31, 2011		January 31, 2011		January 31, 2010
Statements of Loss and Comprehensive Loss		(unaudited)		(audited)		(audited)
Revenue	$	Nil	$	Nil	$	Nil
Total Expenses		$196,210		$255,692		$170,603
Other Item – A/P written off	$	Nil	$	Nil		$51,681
Net and Comprehensive Loss		($196,210)		($255,692)		($118,922)

Directors and Officers:	The directors and executive officers of the Issuer are:
	Linda J. Smith	President, Chief Executive Officer and Director
	Darcy T. Krell	Secretary, General Manager and Director
	J. Ronald McGregor	Chief Financial Officer and Director
	Brian A Lueck	Director
	Mark H. Holden	Director
	Steven J. Chan	Director
	James O. Burns	Director

See Item 16 – “Directors and Executive Officers”

IX

Risk Factors:

An investment in the Shares should be considered highly speculative due to the nature of the Issuer’s business is subject to a number of risks and uncertainties. The Issuer has a history of financial losses. Its inability to achieve profitability will negatively impact any investment in the Shares. The Issuer has limited financial resources and no source of operating cash flow. If it is unable to generate revenue, its business may fail. Very few mineral properties are ultimately developed into producing mines. If the Issuer is unable to prove that a mineral reserve exists on its mineral property interests, its business may fail. The Issuer’s ability to continue as a going concern is dependent on future financing. If the Issuer does not obtain additional financing, its business will fail. Mineral exploration involves a high degree of risk against which the Issuer is not currently insured. If an environmental liability was incurred, it may irreparably harm its business. If title to the Issuer’s mineral property interests is disputed, it may lose its business assets and its business may fail. The Issuer may require permits and licenses that it may not be able to obtain. If it is unable to obtain such permits and licenses, its business plan will fail. Mineral prices fluctuate widely. A decrease in mineral prices may prevent the Issuer from raising the capital necessary to continue the Issuer’s business plan in the future. As well, low mineral prices will reduce the value of any reserve the Issuer discovers on its mineral property interests. The resource industry is very competitive. The competitive nature of the business may increase the Issuer’s cost of operations and prevent it from obtaining interests in additional mineral properties. In conducting exploration on its mineral property interests, the Issuer will be subject to environmental regulations. In addition, its operations may be adversely affected by changes in environmental regulations. A significant change in such regulations may prevent the Issuer from proceeding with its business plan. The Issuer relies on the technical and financial skills and contributions of its management team, the loss of any one of which may adversely impact the Issuer’s business. Some of the Issuer’s directors are or will be directors of other companies, which could result in conflicts of interest.

See Item 21 “Risk Factors”.

Item 4: Corporate Structure

Name, Address and Incorporation

The Issuer was incorporated under the name “Gemstar Resources Ltd.” on March 31, 1988 pursuant to the provisions of the Company Act (British Columbia). In March 2006, the Issuer was transitioned to the Business Corporations Act (British Columbia). On March 25, 2008, the Issuer announced a change in its name to “Rouge Resources Ltd.”, consolidation of its outstanding share capital on a one new for ten old (1:10) share basis and an increase in its authorized share capital from 10 million shares without par value to an unlimited number of shares without par value. The Issuer’s registered office is located at 203 - 409 Granville Street, Vancouver, BC V6C 1T2 and its head office is located at 220 Decourcy Drive, Gabriola Island, BC V0R 1X0.

The Issuer has been a reporting issuer in British Columbia and Alberta since April 3, 1989 and became a foreign issuer in the United States pursuant to filings with the US Securities and Exchange Commission on or about November 15, 2003. The Issuer’s Shares are quoted on the OTCQB operated by OTC Markets Group, Inc. in the United States under the trading symbol “ROUGF”.

Item 5: Description of the Business

General

The Issuer is a mineral exploration company focused on the exploration of certain mining claims located in the Thunder Bay Mining District of North Central Ontario, Canada, called the Dotted Lake Property. The Dotted Lake Property has been the only focus of the Issuer’s exploration activities to date.

Three Year History

The material events in the development of the Issuer’s current business over the last three completed financial years to the date of this Listing Application are summarized as follows:

  In March 2008, the Issuer consolidated its share capital on a 10 for 1 basis and changed its name from Gemstar Resources Ltd. to Rouge Resources Ltd.

  In May 2008, the Issuer hired Caitlin Jeffs, P.Geo, of Fladgate Exploration Consulting Corporation as consulting geologist to conduct a soil sampling program on the Dotted Lake Property.

  On August 5, 2008, Caitlin Jeffs, P.Geo completed an internal report of the results of the Issuer’s soil sampling program, indicating the possibility of both anomalous gold and anomalous zinc mineralization in two of the 47 samples collected and analyzed during the program.

  On December 24, 2008, the Issuer announced the closing of a non-brokered private placement of 10,000,000 units at $0.05 per unit for gross proceeds of $500,000 before share issue costs. Each unit was comprised of one Share of the Issuer and one additional non-transferable share purchase warrant, each warrant entitling the holder to acquire one additional Share of the Issuer at a price of $0.10 per share for two years from the date of closing. Proceeds of the private placement were used for exploration expenditures on the Issuer’s property, operating expenses and general working capital purposes.

  In October 2009, the Issuer expanded its holdings in the Dotted Lake Property to a 100% interest in a total of ten claims of 82 units by staking. Shortly thereafter, the Issuer commenced a new soil sampling program in accordance with the report dated August 5, 2008.

  On May 13, 2010, the Issuer announced the closing of a non-brokered private placement of 30,000,000 units at a price of $0.05 per unit for gross proceeds of $1,500,000 before share issue costs. Each unit was comprised of one Share of the Issuer and one non-transferable share purchase warrant, each warrant entitling the holder to acquire one additional Share of the Issuer at a price of $0.10 per share for two years from the date of closing. Proceeds of the private placement were used for repayment of related party loans, exploration expenditures on the Original Dotted Lake Property, on-going operating expenses and general working capital purposes.

  On April 20, 2010, the Issuer entered into an Option Agreement with certain Ontario prospectors to acquire a 100% undivided interest in the Lampson Lake Property, subject to certain royalty interests when and if future revenue is generated. Exercise of the Option requires the Issuer to pay a total of $60,000 to the vendors over a period of three years of which $35,000 has been paid to date.

  On September 7, 2010, the Issuer’s independent consulting geologists completed a NI 43-101 compliant Technical Report, detailing all work completed on the Dotted Lake Property to date and recommendations for further exploration work.

  On October 25, 2010, the Issuer announced the resignations of Shannon Krell, Ryan Krell and Ivan Martinez from its board of directors and the appointment of Brian A Lueck and Mark H. Holden in their stead as independent directors.

  On November 30, 2010, a revised version of its NI 43-101 Technical Report was completed by the authors and delivered to the Issuer.

  At the December 13, 2011 Annual General Meeting of shareholders, three new directors were elected: J. Ronald McGregor, Steven J. Chan and James O. Burns. Subsequently, Mr. J. Ronald McGregor was appointed Chief Financial Officer of the Issuer to replace Mr. Darcy T. Krell.

  In February 2012, the Issuer entered into an agreement to defer $39,676 in debt owed to a professional advisor which amount has been converted from a short term to a long term liability of the Issuer. This amount is now due on July 31, 2013.

Mineral Property Interests

The Original Dotted Lake Property was originally comprised of one claim and was acquired by the Issuer in 2001 at a cost of $200,000. The claim was allowed to lapse in late 2002 and was re-staked by the Issuer in March 2003. This was less expensive than completing the exploration work assessment during the extreme winter weather conditions existing at the time. Since then, the Issuer has: conducted certain acquisition and exploration activities; completed a NI 43-101 compliant geological report; and, kept its mineral interests in the Dotted Lake Property in good standing with the MNDM for future exploration. In October 2009, the Issuer expanded its 100% owned holdings in the Original Dotted Lake Property from a single 15-unit claim to ten claims of 82 units by means of staking at a cost of approximately $11,000. Title to the Original Dotted Lake Property was held in trust for the Issuer by Mr. Darcy T. Krell.

On April 20, 2010, the Issuer entered into an option agreement with local prospectors (the “Optionors”) regarding the Lampson Lake Property. The Issuer has an exclusive option to purchase a 100% interest in the Lampson Lake Property by making option payments totalling $60,000 over the following 3 years as follows: $7,000 paid on April 20, 2010 when the agreement was signed; $12,000 paid on April 20, 2011; $16,000 paid on April 20, 2012; and $25,000 due on April 20, 2013. The Lampson Lake Property is subject to a 2% NSR in favour of the Optionors on claim #4246254 and, with respect to claim #4245668, a combination of a 2% NSR in favour of the Optionors and a 1% NSR on any metals and / or a 1% Net Sales Return Royalty payable to Ontario Exploration Corporation (“OEC”) on any precious stones recovered from the property. The Issuer has the right to buy back 1% of the NSR in favour of the Optionors for $1,000,000 and to buy back three-quarters (3/4) of 1% of the royalty vested with OEC on an increasing scale over 10 years from $15,000 to $750,000. In anticipation of meeting the final payment schedule, title was transferred by the Optionors to Mr. Darcy T. Krell on July 13, 2010 in trust for the Issuer. Mr. Krell transferred title to the Dotted Lake Property to the Issuer on January 27, 2012.

On final payment for the Option, the Issuer’s holdings will then total 12 claims of 104 mining units on 1,683 hectares. At present and pending approval of the MNDM, the Issuer will have $46,776 in banked credits which will mean all claims could be kept in good standing until 2013 with $18,107 credits remaining. The Dotted Lake Property is currently in good standing with the MNDM with due dates for work credits to be applied on claim anniversary dates ranging from November 17, 2012 to April 21, 2013. See “Property Description and Location” below, including the Table 1 thereunder.

As at October 31, 2011, the Issuer had incurred the following expenditures on the Dotted Lake Property since inception:

	As at	As at
	October 31, 2011	January 31, 2011

Exploration and Evaluation Assets

Mineral properties
Staking	$15,261	$15,261
Option to purchase the Lampson Lake Property	21,033	9,033

Deferred exploration costs
Geological survey	142,637	142,637
Geological consulting fees	33,948	33,948

	$212,879	$200,879

The Issuer continues to monitor claims in the Dotted Lake area and may make additional acquisitions from time to time when management considers the claims to be strategic or otherwise of possible benefit to the Issuer.

Technical Report

The following discussion regarding the Dotted Lake Property with the exception of the information set out in Table 1 below, is taken from the NI 43-101 compliant Technical Report dated September 7, 2010 (as revised on November 30, 2010) prepared by Caitlin Jeffs H. B.Sc., P.Geo. and Michael Thompson H. B.Sc., P.Geo. of Fladgate Exploration Consulting Corporation of Thunder Bay, Ontario. The full text of the Technical Report is available for review at the registered office of the Issuer at Suite 203-409 Granville Street, Vancouver, BC V6C 1T2 and may also be accessed online, under the Issuer’s profile, on the SEDAR website: www.sedar.com. The information in the table entitled “Table 1 Claims Details” below has been derived from a mineral tenure search dated April 24, 2012 conducted through the online database of the MNDM website.

Property Description and Location

The Dotted Lake Property is located in the southeast part of the Black River Area Township and the southwest corner of the Olga Lake Township within the Thunder Bay Mining Division of Northwestern Ontario, Canada (Figure 1). The Dotted Lake Property lies 45 km south of the town of Manitouwadge on NTS Sheet 42C13. The centre of the Dotted Lake Property has approximate geographic coordinates of 48°54’26”N, 85°45’50”W (UTM NAD83 Zone 16N 590,597mE, 5,416,050mN). The Dotted Lake Property is comprised of 12 mining claims totaling 104 units and covering 1683 hectares oriented approximately east west, 8.5 km long by roughly 2 km wide in an irregular shape (Table 1).

The Dotted Lake Property is an exploration stage property. There have been no improvements or mining activities conducted on the property and no permanent structures have been built on the property. There have been no mineral resource estimations completed on the Dotted Lake Property. Work on the property in the past three years has identified gold mineralization hosted in sulphide rich shear bands in granitoid rock.

The Issuer has not applied for any environmental or work permits on the Dotted Lake Property. There are no environmental or work permits required by law in Ontario for the exploration activities described or proposed in the Technical Report. Stripping and trenching on mining claims in Ontario is allowed without permits so long as the stripped area is under 10,000 square metres. A Permit to Take Water is required by the Ministry of Environment in Ontario if more than 50,000 litres of water is taken in one day, this amount would only be taken if multiple drills were active on a property at one time.

The authors of the Technical Report are not aware of any outstanding environmental liabilities attached to the Dotted Lake Property and there is no reason to believe there should be any. There has been no active mining or processing on the Dotted Lake Property.

The Dotted Lake Property was initially registered in the name of 1179406 Ontario Ltd., a private Ontario company owned by Mr. R.J. Reukl, in trust for Gemstar Resources Ltd. (the Issuer’s former name) However, on April 8, 2009 the claim was transferred into the name of Darcy T. Krell, an officer and director of the Issuer, in trust for the Issuer. The registration of the Dotted Lake Property in the name of the Issuer was recorded on January 27, 2012.

The authors of the Technical Report verified titles and work summaries of the claims at the MNDM website. In order to maintain the claims in good standing, $400 of work is required per year per 16 hectare claim unit. The Dotted Lake Property claims (including the Lampson Lake Property) require approximately $41,000 of work in order to keep the claims in good standing each year. Work credits can be banked and used in future years. As of the date of the Technical Report, the Issuer had $7,323 banked for future credits and has spent $91,585 on a trenching and prospecting program that had not yet been submitted for assessment. Under the MNDM system, each claim comes due on the anniversary of the date the claim was recorded, therefore not all claims will come due on the same day in 2012 and 2013 (Table 1).

The Dotted Lake Property claims are outlined in Table 1 below and shown on Figure 1 and Figure 2. The property claim boundaries were located by records provided from Ontario’s MNDM website.

Table 1 – Dotted Lake Property Claims

Mining Claim No.	Township/Area	Units	Date Recorded	Date Due for Work Credits to be applied	$ Work Required/Year
3011450 (i)	Black River	15	14-Mar-03	14-Mar-13	$6,000
4245668 (ii)	Black River	6	6-Mar-09	6-Mar-13	$1,869
4246254 (ii)	Black River	16	21-Apr-09	21-Apr-13	$6,400
4252412 (iii)	Black River	12	17-Nov-09	17-Nov-12	$4,800
4252413 (iii)	Black River	12	17-Nov-09	17-Nov-12	$4,800
4252414 (iii)	Black River	2	17-Nov-09	17-Nov-12	$800
4252415 (iii)	Black River	2	17-Nov-09	17-Nov-12	$800
4252416 (iii)	Black River	1	17-Nov-09	17-Nov-12	$400
4252417 (iii)	Black River	2	17-Nov-09	17-Nov-12	$800
4252418 (iii)	Olga Lake	12	17-Nov-09	17-Nov-12	$4,800
4252419 (iii)	Olga Lake	12	17-Nov-09	17-Nov-12	$4,800
4252420 (iii)	Olga Lake	12	17-Nov-09	17-Nov-12	$4,800
	Totals	104			$41,069

(i)	Issuer’s original claim re-staked in March 2003.

(ii)

Lampson Lake Property optioned by Issuer on April 20, 2010. Title was transferred to Darcy T. Krell in trust for the Issuer on July 13, 2010 pending final option payment due on April 20, 2013. Title was subsequently transferred to the Issuer and recorded on January 27, 2012.

(iii)	Staked by Darcy T. Krell on behalf of the Issuer in October 2009. Title was transferred from Mr. Krell to the Issuer on January 27, 2012.

Accessibility, Local Resources and Infrastructure

The Dotted Lake Property is situated in Northwestern Ontario and includes the north end of Dotted Lake. The property is not road accessible, but a newly constructed trail crossing the property to the northwest shoreline of Dotted Lake is suitable for ATV’s and wide enough for drill mobilization. The closest road is a logging road situated approximately 1 km north of the claims. This logging road branches east from Highway 614 at a point either 31 km south of Manitouwadge or 19.2 km north of the junction of Highway 614 with Highway 17, the TransCanada Highway. A blazed trail, starting at a distance of 8.2 km from Highway 614 along this logging road, leads into the property to the north end of Dotted Lake (Figure 2). The nearest towns are Manitouwadge 26 km to the north, Marathon 45 km to the southwest and White River 42 km to the southeast. The Hemlo Gold Camp is 23 km to the south-southwest along the TransCanada Highway. A pool of skilled labour for mining and exploration is present in the communities of Manitouwadge, Marathon and White River. All three communities have housing and facilities for educational, commercial and leisure activities. The city of Thunder Bay, 400 km to the west, is the nearest large regional population centre with many services and amenities for industrial, educational and leisure activities. The nearest railroad is the Canadian Pacific Railroad 20 km to the south along the TransCanada Highway. A Hydro One high voltage power transmission line passes 18 km south of the Dotted Lake Property.

Figure 1 – Provincial and Regional Location – Dotted Lake Property

Figure 2 – Dotted Lake Claims

Climate and Physiography

The climate is characterised by long cold winters and hot summers. Average daily temperatures in summer range from 10° to 24°C and from 0° to -22°C in the winter months. In general, soil sampling, geological mapping and trenching programs are limited to the summer months. Snow cover and freezing conditions prevail from mid-November until late April and make transportation through the property easier for large equipment during the months when swampy wet ground is frozen and easier to move across.

The Dotted Lake Property is covered by lakes, swamps and low wooded hills. Elevations on the property vary from 380 to 450 m above sea level. A steep slope that is difficult to move down or up crosses the centre of the property in a north easterly direction. Vegetation is typical for a mixed boreal forest and the dominant tree species are spruce, balsam, jackpine, birch and poplar.

History

1.	Previous Exploration Programs

High-grade zinc mineralization was first discovered on the Dotted Lake Property by trapper/prospector A. Fairservice in 1957 and is known as the “Fairservice zinc showing”. Initial work consisted of hand dug trenches and pits. A grab sample from the showing reported by Smyk contained 9.44% Zn, 0.012% Cu and 0.006 oz/ton gold. Since then the claims have been held by a variety of parties and several campaigns of AEM, and magnetic surveys have covered the property. Several campaigns of ground surveys along cut lines included VLF-EM, ground magnetics, HLEM, soil sampling and geological mapping have also been performed on the property.

The area has seen several periods of exploration. Initially the interest in the area was sparked by the Fairservice discovery and resulted in two companies exploring the property in the late 1950’s and through the 1960’s. After the Hemlo deposit discovery in the 1980’s, a new round of exploration was concentrated through the Schrieber-Hemlo Greenstone belt. The recent boom in commodities prices starting in 2003 has sparked a third round of exploration in the area.

Table 2 – Past Exploration at Dotted Lake

Year	Operator	Work	Principal Reference
1957	A. Fairservice	Discovery of Fairservice showing, sampling and trenching	MNDMF Mineral Deposits Inventory (MDI)
1964-1967	Irish Copper Mines Ltd.	Airborne EM and Magnetic Survey	Rattew, A.R., 1965
1968	Ontario Department of Mines	Geological mapping of Black River area	Milne, V.G., 1968
1982-1983	Clear Mines Ltd.	Geology, soil sampling (577 samples), ground magnetics and VLF ground surveys (15km), AEM by Aerodat (1,1570 square kilometres)	Symonds, D.F e.a., 1983 Scott Hogg, R.L., 1983
1988	McLaughlin Mines Ltd.	Soil sampling (120 samples), analysed for gold, silver and PGE	Ven Huizen, G.L., 1988
1989-1991	Noranda	Ground HLEM, VLF and Magnetic surveys over 1km by 5km along 100m to 200m spaced lines. Diamond Drilling 3 holes, 502m	Degagne, P.,1991 Walmsley, T., 1991
1991	Ontario Geological Survey	Mapping, description and sampling Fairservice showing	McKay, D., 1994
2005	Gemstar Resources Ltd.	Airborne VLF and Magnetic survey 100km 2/50m spaced lines	Berrie, C., 2005
2005	Gemstar Resources Ltd.	Ground Magnetic, VLF and line cutting 15km	Private Report
2008	Gemstar Resources Ltd.	Soil Sampling Program (3 traverses, 47 samples)	Jeffs, C., 2008
2009	Ontario Exploration Corporation	Line cutting (5km grid), Magnetic and VLF-EM survey over 5km (400 samples at 12.5m intervals), Prospecting, 32 grab samples	Griggs, H., 2009
2009	Rouge Resources Ltd.	Soil Sampling Program (5 traverse lines with 200m spacing; 61 samples with 50m spacing)	Jeffs, C., 2010
2010	Rouge Resources Ltd.	Trenching and Prospecting, four trenches	Internal Information

2.	Significant Exploration Results

a. 1950’s-1960’s

In 1965 Irish Copper Mines Limited carried out an airborne EM survey in the White Lake area which covered the north western arms of Dotted Lake. Although a number of EM anomalies were encountered in the area, they were all very weak and only one conductive zone was interpreted as a possible sulfide conductor. This conductive zone was the only anomalous feature recommended for ground follow up.

A combined EM and Magnetics airborne geophysical survey was conducted in 1965 for Carravelle Mines Ltd. by Selco Exploration Co. on the Pulfa Prospect, between Black River in the west and White Lake in the east. The objective of this survey was to test the ground for unknown mineral or bedrock conductors. This survey was done as part of a larger survey which covered territory adjoining to the Pulfa Group of claims, with a total area of approximately 83 square miles and included the entire Dotted Lake Property. More detailed airborne surveys were completed in later years.

b. 1980’s-1990’s

In 1983 Clear Mines Ltd. systematically soil sampled and mapped over the area of the Fairservice showing covering a 2 km by 1 km area. Airborne magnetic and EM surveys encompassing 1,570 square kilometres, including the Dotted Lake area, were performed by contractor Aerodat Ltd. for Clear Mines Ltd. Several EM anomalies were detected but none over the Fairservice showing. The geochemical survey showed scattered anomalies for copper, zinc and lead.

The most comprehensive geophysical groundwork was completed by Noranda in 1991. Systematic VLF, magnetic and multifrequency HLEM surveys were completed on 100 m to 200 m spaced lines over a 1 km by 5 km area. The Fairservice showing was found to be located on the western terminus of a 2.6 km long linear conductor/magnetic high. Noranda drilled three holes on this trend. The drilling, which included a hole at the Fairservice showing, did not intersect any significant mineralization but indicated that the long linear anomaly was possibly caused by magnetite and pyrrhotite bearing iron formation with local sphalerite at the Fairservice showing.

c. 2000’s

In 2005, the Issuer, then known as Gemstar Resources Ltd., completed an airborne magnetic survey covering the central portion of the present claim block, followed by ground VLF and magnetic survey over the northwestern side of Dotted Lake including the area of the Fairservice showing.

The results of this survey are outlined in an operations report by Terraquest Ltd. Note that the title of that report states that an airborne magnetic and VLF-EM survey was completed, but no VLF data was processed. The report includes a digital terrain model and three magnetic maps (total magnetic intensity map, a vertical magnetic derivative map and the measured horizontal gradient). Apart from the contoured maps, no other interpretative comments or material were provided in the report.

Ground VLF-EM and magnetic surveys were completed on cut lines in the north central portion of the property. One hundred metre spaced lines were cut in March of 2005 and a total of 16.5 km were surveyed from April 6 to 10, 2005. Magnetic and VLF readings were recorded every 12.5 m. The survey is the subject of a report titled: “Geophysical Report for Gemstar Resources Ltd. on the Dotted Lake Property, Black River Area” authored by J.C. Grant CET, FGAC, May 2005. The report describes the specifications of the survey and has an interpretative section that relates the VLF conductors and magnetic features to their possible causes.

In 2008 a soil sampling program was carried out on the 3011450 claim area. This project entailed sampling B horizon soils every 50 m intervals over three 1 km long traverse lines trending north northwest approximately perpendicular to the main trend of structures in the region.

A second soil sampling program in 2009 was carried out on the Dotted Lake Property over the 3011450 claim area. This project entailed sampling B horizon soils every 50 m intervals over five 500 m long traverse lines trending north northwest approximately perpendicular to the main trend of structures in the region. The B horizon was taken to follow up on anomalous results from the 2008 soil sampling program to try and determine a clear trend in anomalous mineralization and also to confirm that the anomaly returned during the 2008 program was not a discrete occurrence.

In 2009 OEC contracted Katrine Exploration and Development to carry out a line cutting program just south of Lampson Lake (currently included as part of the western half of the Dotted Lake Property). A grid was established of 5 line kilometres of cut grid lines, spaced at 100 m intervals. A magnetic and VLF EM survey was performed by Larder Geophysics over the cut grid. A total of 5 line kilometres of magnetometer/VLF EM survey was read, consisting of approximately 400 magnetometer VLF EM readings with a 12.5 m sample interval. Assays from the 2009 OEC funding proved to provide little encouragement in base metals. The best values returned from sampling were 781 ppm Cu and 425 ppm Zn. One sample returned a value of 2.33 g/t Au, approximately 300 m south of Lampson Lake and appears to lie along a presumed shear zone. The sample was described as “mafic volcanic, altered, intense biotite, sheared, 3-5% pyrite and non-magnetic”.

A trenching and prospecting program was completed by Fladgate Exploration for the Issuer in 2010. Four trenches were cut following up on soil anomalies returned in the 2008 and 2009 programs and prospecting.

Geological Setting

1.	Regional and Local Geography

Information on the regional and area geology is mainly from government sources, maps and reports. The property is situated in the Wawa sub-province of the Superior province of the Canadian Shield. All rocks are of Archaean age, with the exception of Proterozoic diabase dykes. The claims cover a portion of the north eastern part of the Schreiber-Hemlo Greenstone Belt. The eastern segment is subdivided into the 2.77 billion year old Hemlo-Black River assemblage to the northeast and the 2.7 billion year old Heron Bay Assemblage to the southwest. The assemblages are separated by the Lake Superior-Hemlo fault zone. The primary rock type of the Hemlo-Greenstone Black River assemblage is mafic volcanics. Felsic and intermediate volcanic rocks and clastics overlie the mafic volcanics. The belt is intruded by numerous felsic granitoids. Several stages of regional folding occurred in the belt, the latest stage is the most pervasive and occurred contemporaneous to, or predated, the intrusion of the granitoid bodies.

2.	Property Geology

Local geological data is taken from government reports and from exploration work by Clear Mines Ltd. and also from drill holes completed by Noranda in 1991 and are supplemented by a report prepared by Andre M. Pauwels in December 2005 for the Issuer, then known as Gemstar Resources Ltd.

The predominant rock type in the Dotted Lake arm is foliated, fine grained, dark green, amphibole rich metavolcanic rock. Medium and coarse grained amphibolites are less common and occasional remnant pillow textures have been observed indicating a submarine depositional environment. Small sills and dykes of granitoid rocks are common in the volcanic rocks. A few thin (1 cm to 30 cm) layers of intermediate to felsic volcanic tuffs were observed in the area just north of Dotted Lake in the general vicinity of the Fairservice zinc showing. Magnetite, pyrrhotite-rich and garnetiferous amphibolitic iron formation is reported from drill holes 2 and 3 drilled by Noranda and contains massive sphalerite at the Fairservice zinc showing. These horizons, although volumetrically a small proportion of the rocks in the area, appear to be continuous along strike within the metavolcanic rocks according to geophysical surveys. Foliation of the metavolcanic rock is persistently east-northeasterly trending within an isoclinal syncline within the metavolcanics of the Dotted Lake Arm. This syncline appears to plunge to the west-southwest. The metamorphism within the belt is amphibolite grade.

The eastern portion of the claims contain a mafic and ultramafic intrusive complex of gabbro, peridotite and serpentinized peridotite intruded along the southern flank of the mafic volcanics. Ground magnetic surveys in the area indicate that this complex extends 800m further to the west than indicated on the mapping done by the Ontario Geological Survey. This area is covered by overburden. Granitoid rocks of the Dotted Lake Batholith cover the southern portion of the property. The granatoids are pink to light pink in colour, foliated and medium grained, and appear to intrude both the metavolcanics and mafic/ultramafic rocks.

Deposit Types

No economic mineral deposits have been defined on the Dotted Lake Property to date. In the general area two types of deposits occur: The first type is represented by large metamorphosed VMS-style deposits, such as the Geco deposit located near Manitouwadge, 30km north of the Dotted Lake Property. Geco was mined by Noranda from 1954 to 1995 and produced 49.4 million tonnes of ore grading 1.86% Cu, 3.78% Zn, 50.04 g/t Ag.

The second type is represented by the gold deposits of the Hemlo gold camp located 22km southwest of the Dotted Lake Property. Past production to 2003 at the three Hemlo mines was: David Bell Mine – 7.9 million tonnes grading 13.34 g/t Au; Golden Giant Mine – 18.2 million tonnes grading 11.01 g/t Au; Williams mine – 41.2 million tonnes grading 5.82 g/t Au, for a total of 17.6 million ounces of gold produced.

Production numbers quoted in the Technical Report and referred to herein have not been verified by the authors of the Technical Report and are not meant to indicate that comparative resources will be discovered on the Issuer’s Dotted Lake Property.

Potential at Dotted Lake is principally for VMS style mineralization. Characteristics of Hemlo style gold mineralization have to date not been found on the property. Potential for VMS-style mineralization is indicated both by the style of mineralization at the Fairservice showing and its geological context as summarized below:

Table 3 – Dotted Lake Property potential VMS style deposit

General VMS Characteristics	Observations at Fairservice/Dotted Lake
Depositional Environment Marine volcanism	Depositional Environment Marine pillow basalts predominate in the area.
Bimodal (felsic-mafic) volcanic succession	Mainly mafic metavolcanics-minor felsic volcanic component at and near the showing.
Host horizon grades laterally into exhalative horizon.	The Fairservice showing is within an exhalite horizon (iron formation) that can be traced over at least 2.4km.
Mineralization Concordant bands of massive sulphides, chalcopyrite, pyrite, sphalerite, galena.	Mineralization Coarsely banded sphalerite concordant with strike - mineralization over 10m strike length, little or no chalcopyrite, no galena, small amounts of pyrite.

General VMS Characteristics	Observations at Fairservice/Dotted Lake
Footwall Alteration Large zones of alteration are developed in the footwall below the main mineralization.	Footwall Alteration No large zones observed. Minor alteration around the mineralization at Fairservice. Rocks have regional metamorphic grade of amphibolite facies.

Recent gold results on the property discussed in the section below titled “Mineralization” indicate there is potential for a new deposit style on the Dotted Lake Property. The gold mineralization does not appear to be Hemlo style as the host lithology is felsic and not mafic and there is no anomalous arsenic, mercury or molybdenum which are all key elements associated with the gold at the Hemlo Deposit. Preliminary observations indicate the potential for a sheared Archean granitoid type deposit similar to that of the Hammond Reef deposit currently being evaluated by Osisko Mining. It must be stressed that this is a preliminary conclusion based on limited observations and data. More exploration work is required to expand on these results.

Mineralization

Mineralization at the Dotted Lake Property was first discovered at the Fairservice zinc showing. The showing was described in detail by M. Smyk. According to Smyk, the showing is hosted within a narrow band (up to 80 cm wide) of iron formation within mafic volcanic rock. It is described as follows:

“The mineralized zone occurs in the mafic volcanics and is oriented parallel to both the host rock foliation and the elongation direction of the pillows. The host metavolcanics become noticeably altered within 1 m of the mineralized zone.”

The mineralization is further described to be exposed over a maximum 20 m length and to contain sphalerite, magnetite, amphibole and disseminated garnet. The southern contact of the mineralization is a 1 m to 2 m thin felsic dyke, in part with the appearance of fissile sericite schist. The mineralization was interpreted by McKay to be hosted by iron formation which can be seen in intermittent outcrops over 200 m to the east of the showing. Grab samples from this iron formation reported by Smyk showed low anomalous zinc values.

Several rock samples at the Ontario Geological Survey in Thunder Bay show a 2 cm band of massive, coarsely crystalline, dark brown sphalerite (35%) adjacent to well aligned coarse grains of magnetite (25%) intermixed with coarse crystals of sphalerite and a matrix of dark green amphibole and chlorite (40%) and a small amount of disseminated phyrrotite and chalcopyrite. A grab sample reported by Smyk contained 9.44% Zn, 0.012% Cu, and 0.006 oz per ton gold.

One other zinc occurrence hosted in iron formation is reported from the Dotted Lake Arm. This occurrence, called the Brinklow zinc showing, is located approximately 6 km to the southwest of the Fairservice zinc showing and 2.5 km west of the Dotted Lake Property boundary. The Brinklow showing was drilled by Noranda in 1994 with no significant results.

The occurrence of massive sulphide bands hosted in an exhalative sedimentary unit within sea floor volcanic rocks with a component of intermediate to felsic volcanic rock classifies the mineralization as a metamorphosed volcanogenic massive sulphide (VMS) type of occurrence.

During the 2010 trenching program a new zone of mineralization was discovered in trench Tr-10-4. This zone consists of a narrow (approximately 30 cm wide) sheared granitoid rock, with 5-10% pyrite, strong sericite and trace of arsenopyrite. A grab sample taken from this rock unit returned a grade of 16.95 ppm Au, 218 ppm Zn and 7.7 ppm Ag. The same unit was channel sampled later on as part of Tr-10-4 channel sampling and returned an assay of 9.02 ppm Au, 859 ppm Zn and 1.2 ppm Ag over 0.40 m. This shear zone appears to be related to shearing noted in the northern part of the property, following the same east-west trend.

Exploration

Since 2008 Fladgate Exploration has conducted three exploration campaigns consisting of soil sampling, rock sampling, prospecting and trenching programs on behalf of the Issuer on the Dotted Lake Property.

1.	Soil Sampling May 2008

During the period of May 21 to May 25, 2008 work carried out by Fladgate Exploration on the Dotted Lake Property included soil sampling of the 3011450 claim area. This project entailed sampling B horizon soils every 50 m intervals over three 1 km long traverse lines spaced 200 metres apart. A total of 47 samples were collected and analyzed for base and precious metals. Two samples, 01-01 and sample 01-03 (see Figure 4) assayed 0.484 ppm Au and 0.144 ppm Au respectively. The two anomalous samples are approximately 80 metres apart and do not indicate clearly if there is significant strike length to the mineralization or any clear trend in the strike direction (Figure 4).

2.	Soil Sampling September 2009

During the period September 11 to September 14, 2009 work carried out by Fladgate Exploration on the Dotted Lake Property included soil sampling of the 3011450 claim area (see Figure 4). This project entailed sampling B horizon soils on 50 meter intervals over five 500 m long traverse lines spaced 200 m apart trending north northwest approximately perpendicular to the main trend of structures in the region. The subsoil B horizon was taken to follow up on anomalous results from the 2008 soil sampling program to try and determine a clear trend in anomalous mineralization and also to confirm that the anomaly returned during the 2008 program was not a discrete occurrence.

A total of 61 samples were collected and analyzed for base and precious metals. One high grade gold result, sample 3-29 assayed 0.234 ppm Au. The sample is one line west of the high grade gold results returned in the 2008 soil sampling program showing a possible east west trend to the gold anomalies and indicating a potential gold target in the bedrock below. Anomalous zinc was noted along the same trend in sample 4-41 located at 590,579 east and 5,416,197 north assaying 1,200 ppm Zn (Figure 4).

Soil Sampling Results Au ppm
0.05 to 4 (4)
0.004 to 0.05 (20)
0.003 to 0.004 (19)
0.001 to 0.003 (63)
(9) number of samples in range
359871 Claim Boundary and Number
590,000 mE
590,500 mE
5,417,500 mN
5,417,000 mN
5,416,500 mN
5,416,000 mN
09-3-32
09-3-29
01-03
01-02
01-01
4252418
4252417
4245668
3011450
Dotted Lake
4252415
4252416

Figure 4 - Soil Sample Results

3.	Trenching 2010

During May 25 to June 5, 2010, the exploration program carried out by Fladgate Exploration over the Dotted Lake Property included prospecting, stripping/trenching, channel sampling and trench mapping. The goal of this program was to expose and test the bed rock in the vicinity of the location of the encouraging soil anomalies encountered in 2008 and 2009. Limited additional prospecting samples provided a cursory examination of other areas of the property as well.

Four trenches and approximately 8 km of access trail were completed between May 25 and June 5, 2010. The proposed trench targets were determined based on the historical data and soil anomalies highlighted in the 2008 and 2009 soil sampling programs. Trench locations are shown on Figure 5. Trenches were generally oriented in a south-north direction, perpendicular to the east-west trend of the bedrock. The exposed rock was washed using high-pressure water pump, then geologically mapped and channel sampled. Sample locations were tagged with aluminum tags with the appropriate sample number.

Figure 5 - Trench Locations

A total of 339 m of trenching was completed in a series of four trenches during May 25 to June 5, 2010. Three of the trenches, Tr-10-1, Tr-10-2 and Tr-10-3 were completed in the area of the Fairservice zinc showing. The fourth trench, Tr-10-4, was excavated in the vicinity of gold soil anomalies from 2008 and 2009 soil sampling. The trenches were excavated to an average depth of 0.5 -2 m and a width of 4 m exposing a total surface of 1356 m2.

A summary of the trenching is set out below:

Table 4 – Trench Summary

Trench No.	Length (m)	Width (m)	Depth of over burden (m)	Surface Area (m2)
Trench 1	17	4	0.5	68
Trench 2	152	4	1	608
Trench 3	23	4	1	92
Trench 4	147	4	2	588

Mapping was completed between May 30 to June 6, and June 12 to 16, 2010, at a scale of 1:100. Trenches Tr-10-1, Tr-10-2 and Tr-10-3 exposed mainly metavolcanic rocks and series of quartz feldspar porphyry and granodioritic dykes running approximately east-west. The metamorphism for the most part is of amphibole grade. The fourth trench, Tr-10-4 exposed granodiorite and gneissic- porphyritic rocks with narrow shear zones. The shear zones are 0.1 to 3.0 m wide, trend roughly east west, are pyrite rich with predominantly gneissic characteristics.

a. Trench Tr-10-1

Trench Tr-10-1 is 17 metres long and 4 metres wide and is predominantly foliated amphibolized mafic volcanics with moderately stretched pillow selvages, local isolated white quartz veins parallel to the strike, disseminated pyrite and trace of chalcopyrite. The key elements of this trench are a fault trending at 296° with a minor displacement and a 2.1 m wide shear zone within the mafic volcanics. The shearing is described as strong with traces of sericite, local disseminated fine grained red garnets, massive pyrite and rusty quartz veins. This trench is cross cut by two quartz feldspar porphyry dykes at 260°. These dykes are white, fine grained, with traces of pyrite.

A total of 15 channel samples were cut and assayed for gold and zinc. The shear zone appears well mineralized due to significant amounts of pyrite but no significant gold or zinc values were returned from the samples.

b. Trench Tr-10-2

Trench Tr-10-2 is 152 m long and 4 m wide, located to the immediate west of the Fairservice zinc showing and exposed garntiferous amphibolitic iron formation, metavolcanics and a series of granitoid dykes. The iron formation is described as green, medium grained with fibrous amphibole matrix with up to 10% fine grained red garnets, minor narrow local bands of sphalerite, and up to 5% pyrite. The rest of the trench consists of a series of metavolcanics (amphibolite and amphibolized mafic pillows), granitoid dykes and gabbro dykes. There are also minor faults and fractures noted in this trench.

A total of 77 channel samples were taken from trench Tr-10-2 and tested for gold and zinc. One sample returned a relatively elevated zinc value of 1010 ppm.

c. Trench Tr-10-3

Trench Tr-10-3 is 23 m long and 4 m wide and exposes mainly metavolcanic and massive gabbro. There is also minor shearing near the southern portion of the trench. The metavolcanic unit is described as fine grained, amphibolized, well foliated, locally sheared with trace to 2% pyrite. The gabbro unit is massive with medium grained hornblende and a narrow quartz feldspar porphyry dyke near the upper part of the trench. The quartz feldspar porphry dyke is identical to the ones in Tr-10-1 and Tr-10-2. A total of 11 channel samples were cut and assayed on Tr-10-3, but no significant values were returned.

d. Trench Tr-10-4

Trench Tr-10- 4 is located approximately 500 m south east of Fairservice zinc showing and it is 147 m long by 4 m wide with an average depth of 2 m. Due to the rubbly bedrock and deeply pocketed shear zones, the extent of cleaning in this trench was limited. This trench was located near the soil sampling anomalies returned in the 2008-2009 exploration programs. Trench Tr-10-4 is predominantly granite, granodiorite (some are gneissic) and quartz monzonite. The only well mineralized portions of this trench are two narrow, 30-40 cm wide, shear zones with up to 10% pyrite, strong sericite alteration and local patchy translucent quartz eyes.

A total of 41 channel samples were cut and assayed for gold and zinc. The channel samples from trench Tr-10-4 returned two significant samples in sheared, mineralized granodiorite, one of which returned 9.02 ppm Au and 859 ppm Zn over 0.40 m and another that returned 1.14 ppm Au over 1.00 m. Significant portions of the trench in the area around the two mineralized samples were unable to be channelled due to intense shearing and rubbly rock creating deep sections of the trench that Fladgate was unable to clean and channel sample. There is a possibility that in these areas of intense shearing there could be more mineralization.

4.	Significant Results

Significant assays from the exploration programs run by the Issuer from 2008-2009 have been summarized in Table 5 below:

Table 5 – Significant Assay Results

Soil Samples	Sample ID	Year	Au ppm	Zn ppm
	01-01	2008	0.484	43
	01-03	2008	0.144	53
	03-29	2009	0.234	73
	03-32	2009	0.062	42
	04-41	2009	0.009	1215
Rock Samples	Sample ID	Year	Au ppm	Zn ppm
	Tr-10-4 H073934	2010	9.02	859
	Prospecting I920008	2010	16.95	218

5.	Prospecting

Prospecting the Dotted Lake Property was also incorporated during the period of the trenching program, and was mostly focused in the vicinity of the soil anomalies to investigate and confirm the trench targets. A total of 11 rock samples were collected as part of the prospecting on claims 3011450, 4245668, 4252415 and 4246254.

Prospecting sample I920008 (see Table 5) returned Au 16.95 ppm, Zn 218 ppm and Ag 7.7 ppm near the 2008-2009 soil anomalies. This sample was taken from trench Tr-10-4 location as a rock sample during the excavation.

6.	Expenditures on the Issuer's Dotted Lake Property

The Issuer has spent approximately $161,636 in exploration work on the Dotted Lake Property since re-acquiring the first claim in 2003, with $107,000 of that amount having been spent within the three years preceding the date of the Technical Report.

Table 6 – Dotted Lake Exploration Expenditures 2007-2010

Item	CDN$	Comments
Accommodation	$6,474	Hotel while in the field
Assays	$9,781	ALS Chemex
Equipment rental	$28,410	Trenching and Road Building, channel cutting saw and cleaning pumps
Field supplies	$925	Bags, trays, etc.
Labour	$53,980	Geologists, project manager, and geotechs.
Meals	$1,361	Meals for geologists and geotechs while in the field
Travel and transportation	$3,121	Trucks and Mob-deMob of excavator
ATV's	$2,950	ATV's for access to property
Total	$107,002

7.	Dotted Lake Exploration Targets

Two significant targets exist on the Dotted Lake Property, the Fairservice zinc target and the newly discovered gold zone.

Drilling

The Issuer has had no drilling completed on the Dotted Lake Property. Historically three diamond drillholes were completed by Noranda in 1991. The drilling is listed in Table 2 and results are discussed in the section titled “History”.

Sampling Method and Approach

In the past three years the Issuer has completed three exploration programs on the Dotted Lake Property all managed by Fladgate Exploration. The exploration programs included both rock and soil sampling.

1.	Soil Sampling

A total of 109 soil samples were collected by Fladgate Exploration on the 3011450 claim of the Dotted Lake Property during the soil sampling programs completed in 2008-2009. During the 2008 soil sampling program samples were taken every 50 m on 200 m spaced lines. The spacing of the sampling lines and sample locations along lines was applicable for an initial exploration program assessing the property for an anomalous mineralization covering large areas of the property. A second soil sampling program was completed in 2009 to target anomalies returned in the 2008 program. In 2009 samples were taken every 50 metres on 200 metre spaced lines. The lines were between the 2008 sampling lines making a grid of samples taken every 50 metres on 100 metre spaced lines. The soil sampling program run in 2009 added tighter spacing to the sampling grid required to help further identify the nature of the anomalous mineralization discovered during the 2008 soil sampling program.

Samples were taken with a soil sampling auger and were between 100 and 400 grams. B horizon soils were taken wherever possible and some A and B horizon samples were taken when necessary. Samples were placed in a brown Kraft bag, the sample ID was written on the bag and also written in a notebook with a description including a location. Wherever soil was not present outcrop descriptions were noted. Records were kept of slope, vegetation and soil descriptions for each sample location.

The initial sample spacing from the Issuer’s 2008 soil sampling program was at a 200 metre sample line spacing suitable for an initial exploration program targeted at identifying any anomalous mineralization. The soil sampling assays returned anomalous gold and zinc mineralization, but did not clearly outline a specific strike of mineralization. The 2009 soil sampling program closed the soil sample lines to 100 metre spacing which returned further anomalous mineralization and identified a possible strike. Soil sampling has proven to be a useful exploration tool and could be used to expand on gold mineralization discovered during the 2010 trenching program. A similar soil sampling program could be useful in identifying any further mineralization on a property wide scale, but once again a second program might be necessary to infill soil sampling lines at tighter spacing in areas that return anomalous results.

2.	Channel Sampling

From May 25 to June 17, 2010 channel sampling was carried out by Fladgate Exploration Consulting Corporation, utilizing a Stihl “quick-cut” rock saw. Two continuous parallel cuts on the outcrop were sawed then chipped out using a chisel. Each sample was placed in a thick plastic sample bag with the sample number clearly written on the outside of the bag with permanent marker and one portion of a three part sampling ticket placed inside. Each sample was sealed with a cable strap. The location of the samples was noted in the sample book and on the trench map. A total of 142 channel samples taken from the trenches including QA/QC samples, were tagged and bagged and shipped to ALS Chemex in Thunder Bay, Ontario by Fladgate Exploration personnel. All the collected samples were in the custody of Fladgate staff at all times. All the samples were assayed using ICP method. Assays were analyzed for a suite of 35 elements, including copper, gold, silver and zinc. Gold samples above 10 ppm were analyzed again using fire assay with an atomic absorption finish method.

Sample Preparation, Analysis and Security

Fladgate Exploration has managed the Issuer’s last three exploration programs on the Dotted Lake Property and implemented a similar QA/QC procedure for all three programs.

For the two soil sampling programs run in 2008 and 2009 all samples were sealed in a brown Kraft bag tied with orange flagging tape with the sample number clearly written in black marker on the outside of the bag. The sample number, description and UTM location was written in a field notebook. All samples were transported from the field location to Fladgate’s offices in Thunder Bay and hung in a secure building to dry. Once the soil samples were dry, they were transported to the ALS Chemex prep laboratory in Thunder Bay by Fladgate personnel.

Before the samples were taken to ALS Chemex for analysis, QA/QC samples were inserted into the sample series approximately every 25 samples. For the soil samples no QA/QC samples were submitted during the 2008 program and only blank samples were submitted for the 2009 program. For blank material, pure silica sand was obtained from Accurassay Laboratories in Thunder Bay. During the 2009 soil sampling program, insufficient amounts of silica sand were submitted and the lab was unable to run both the multi element ICP package and the precious metals analysis. As a result, only the multi-element analysis was completed and therefore no gold results are available. In the future better care must be taken with QA/QC procedures.

All soil samples were analyzed using a 33 element four acid digestion ICP method and Pt, Pd, Au fire assay with ICP finish analysis (ALS Chemex codes MEICP-61 and PGM-ICP23).

During the trenching and prospecting program completed in 2010 all samples were cut utilizing a Stihl “quick-cut” rock saw. Two continuous parallel cuts on the outcrop were sawed then chipped out using a chisel. Each sample was placed in a thick plastic sample bag with the sample number clearly written on the outside in of the bag with permanent marker and one portion of a three part sampling ticket placed inside. Each sample was sealed with a cable strap. Samples were then transported to Thunder Bay by Fladgate personnel and delivered directly to the ALS Chemex prep laboratory in Thunder Bay.

ALS Chemex Laboratories in Thunder Bay was used for assaying the samples taken during the trenching program in 2010. All trenching and prospecting samples were analyzed using a 35 element aqua regia ICP method and Au fire assay with ICP finish analysis (ALS Chemex codes MEICP-41 and Au-ICP21). One gold assay returned a value greater than 10 ppm and was analyzed using fire assay with atomic absorption finish.

The quality measures taken to insure the accuracy of the assaying and analytical procedures during the trenching program included four QA/QC samples inserted in the batch of samples. The QA/QC samples consisted of blank samples and gold standard samples. The blank samples consisted of a piece of granite from Nelson Granite in Vermillion Bay, ON. The gold standard samples were purchased from RockLabs Limited in Aukland, New Zealand. Only one standard type was used, SL-34, which was a mid grade gold standard with a recommended value of 5.893 ppm (Table 7).

A total of 2 standard reference samples were submitted for assay during the 2010 trenching program. Standard sample H073944 returned a gold value at 5.85 ppm, and sample H073945 returned a gold value of 5.58 ppm. Sample H073945 returned a value 0.256 ppm lower than the recommended value for the SL-34 standard, and sample H073944 was at the lower end of the +/- 5% bracket considered acceptable for the SL-34 standard (Table 8). It is possible the lab had a low bias for the samples assayed during the 2010 sampling program, but not enough standards were submitted to return a statistically relevant dataset. In future programs, specifically drilling programs, a more comprehensive QA/QC program should be implemented.

A total of 2 Blank samples, H073943 and H073946, were also sent for assay during the 2010 trenching program, which both were returned with a gold value of <0.001 ppm.

Table 7 – QA/QC Reference Samples Summary

Type of Reference Material	Number of Standards sent	Label	Element	Recommended Value	95% Confidence Level
					Low	High
Gold Standard	2	SL-34	Gold	5.893 ppm	5.836 ppm	5.950 ppm

Table 8 – Trenching QA/QC Standard Sample Results

Standard Reference Sample ID	Sample ID	Assay Result (ppm)
SL-34	H073944	5.85
	H073945	5.58

The QA/QC procedures implemented during these early stage exploration programs would not be sufficient for a drill program that could potentially be used in a resource estimate in the future. If further exploration work is done on the Dotted Lake Property a more comprehensive QA/QC procedure will be necessary.

All samples collected during exploration programs run in the last three years have been sent to ALS Chemex for analysis. ALS Chemex has an ISO 9001:2000 certification at all of its laboratories in Canada. ISO, the International Organization for Standardization, is an internationally accepted organization for certifying quality management systems where an organization has demonstrated and documented their processes to consistently provide products that meet applicable regulatory and customer requirements.

Data Verification

The Technical Report relies mostly on historic data and reports and little documentation is available about past practices of data verification. No pulps or samples, apart from a few specimen samples remain available. More recent surveys, done on behalf of the Issuer in previous years, appear to have been technically well executed and the reporting and methods and results are discussed in more detail in the Technical Report.

The three most recent exploration programs have assay certificates from a certified laboratory and the programs were managed by one of the co-authors, Caitlin Jeffs.

Adjacent Properties

There are no mineralized properties or valid claims immediately adjacent to the Dotted Lake Property. The closest property is the Black Fox Property owned by Lund Gold Corp. located approximately 3 kilometres due south of the southern border of the Dotted Lake Property. The Black Fox Property has minimal exposed outcrop and was only sporadically explored before the Ontario government conducted airborne geophysical surveys over the region in 1999. According to the Lund Gold website, government geologists discovered high-grade float near the centre of the property, with samples returning consistent results ranging from 165 to 189 g/t gold. The altered float samples consisted of fragile angular blocs that are assumed proximal to their source location.

Mineral Processing and Metallurgical Testing

No mineral processing or metallurgical testing has been done on samples from the Dotted Lake Property to date.

Mineral Resource and Reserve Estimates

No mineral resources or mineral reserves have been located on the Dotted Lake Property.

Other Relevant Data and Information

All available and relevant technical reports and data relating to the Dotted Lake Property have been reviewed by the authors and the parts relevant to the evaluation of the Dotted Lake Property have been used to compose the Technical Report. The authors of the Technical Report are not aware of any information not used for the Technical Report the omission of which could make the Technical Report erroneous or misleading.

Interpretations and Conclusions

The Issuer has held the Dotted Lake Property since 2003 and has been slowly advancing the exploration work to determine the potential of the ground.

Exploration work to date has included airborne and ground geophysics in 2005, soil sampling in 2008 and 2009 and prospecting and trenching in 2010. The Issuer has spent a total of $161,636 in exploration on the property between 2003 and August of 2010 of which $107,000 was spent between May 2008 and August 2010.

The soil sampling programs completed in 2008 and 2009 were intended to evaluate the property for further mineralization and potentially to expand on the known zinc mineralization at the Fairservice zinc showing. The soil sampling successfully outlined previously undetected gold mineralization, but was not successful in expanding on the Fairservice zinc showing. Soil sampling has proven to be a valuable tool on this property and could be used to further explore the new claims acquired since the 2009 soil sampling program was completed.

The sampling procedure used during the exploration completed in 2008, 2009 and 2010 was adequate for initial exploration work, but any future programs should include a more thorough QA/QC procedure including a variety of check samples such as duplicate samples, reruns of sample pulps, a variety of standard samples including low and high grade gold and blank samples. Security of the samples and the procedures of marking sample identification and locations were sufficient and these practices should be continued in any further exploration programs.

The Dotted Lake Property should be considered to be an early stage exploration project upon which the Issuer should continue to conduct further exploration in order to gain a further understanding of the nature and extent of the gold mineralization exposed in trench Tr-10-4.

Recommendations

The Dotted Lake Property lies in an underexplored area of the Schrieber-Hemlo greenstone belt which is host to the Hemlo Gold deposit. The Hemlo Gold deposit has produced a total of 17.6 million ounces of gold from the start of mining to 2003. The orebody continues to be mined today. The belt has proven gold potential and recent results on the Dotted Lake property indicate potential for significant gold mineralization. The full extent of this newly discovered gold mineralization is not fully known.

Based on the positive results from the Issuer’s initial exploration work, it is recommended to continue working on the property to fully define the gold potential. The Issuer’s next phase of exploration should continue to outline the strike extent and width of the gold mineralization uncovered in the past three years exploration programs. It is recommended to initially explore the property by further soil sampling, prospecting and trenching.

The initial soil sampling programs completed in 2008 and 2009 successfully indicated the location of previously undiscovered gold mineralization. It is recommended by Fladgate to conduct another soil sampling program covering all of the newly acquired claims. Continuing with the previously used spacing of 200 m spaced lines with 50 m spaced samples would require approximately 1200 samples to cover all of the newly acquired claims.

Trenching completed during the 2010 exploration program was limited to four metre wide strip trenching appropriate for following up on an ill defined soil sampling target. During the 2010 program multiple significant results were discovered. Two of those significant results were located in the northern edge of trench Tr-10-4. The alteration associated with the mineralization was not completely exposed during the trenching, and only a four metre wide swath of the strike extent was exposed. Further exposure of this mineralized zone is recommended to discover if the mineralized zones continues to the north and also to uncover readily exposed strike extent of the mineralization to observe if the mineralization is a constant width and continuous along strike. Once results from the expanded soil sampling program recommended have been analyzed further trenching targets should be explored.

A second phase of exploration is recommended, pending positive results from the trenching and soil sampling. The second phase will consist of approximately 1500 m of diamond drilling to test gold mineralization discovered on surface.

The budget for the two phases of exploration is summarized in Table 9.

Table 9 – Budget for proposed exploration on Dotted Lake Property

Budget Item	Total (CAD$)	Comments
Exploration (Phase 1) Property wide soils and further trenching
Consulting geologist	$52,000	Consulting geologist at $650/day
Geotechnicians	$39,000	Geotechnician at $325/day
Truck and ATV Rental and Fuel	$22,000	Truck at $75/day and ATV at $125/day
Heavy Equipment Rental	$30,000	Trench digging at $140/hour
Assays	$45,500	Assaying at $35/sample
Room and board	$17,500	$125/day per geo & tech
10% contingency for miscellaneous items	$20,600	Field supplies etc.
Subtotal (Phase 1):	$226,600
Exploration (Phase 2) 1500 metres of diamond drilling
Consulting geologist	$52,000	Consulting geologist at $650/day
Geotechnicians	$16,250	Geotechnician at $325/day
Room and board	$12,500	$125/day per geo & tech
Truck and Fuel	$6,250	Truck at $75/day +fuel
Logging Shack w/saw	$2,500	$1500/month
Heavy equipment rental	$10,000	Building drill pads and access roads
Assays	$18,375	Assaying at $35/sample
Diamond Drilling	$165,000	Diamond drilling at $110/metre
10% contingency for miscellaneous items	$28,288	Field supplies etc.
Subtotal (Phase 2):	$311,163
Total CAD$ (Both Phases)	$537,763

Item 6: Financings

Plan of Distribution

Brokered Offering

Pursuant to the Agency Agreement dated January 10, 2012, the Issuer appointed the Agent as its exclusive agent to offer on a brokered private placement and a “commercially reasonable efforts” basis, up to 4,000,000 Units of the Issuer at a price of $0.25 per Unit for gross proceeds of up to $1,000,000. Each Unit is comprised of one Share and one transferable Unit Warrant, each Unit Warrant entitling the holder to acquire one additional Unit Warrant Share at a price of $0.40 per share for a period of one year from the date of closing of the Brokered Offering. The Unit Warrants will be governed by the terms of the Warrant Indenture. The price of the Units and the amount of the Agent’s Commission were established through negotiation between the Issuer and the Agent. The Shares and any Unit Warrant Shares issued on the exercise of Unit Warrants will be subject to a hold period expiring four (4) months after the day the Brokered Offering closes.

Under the terms of the Agency Agreement, the Issuer has agreed to pay to the Agent a cash commission of 7% (the “Agent’s Commission”) of the gross proceeds pursuant to the Brokered Offering and a non-refundable fee of $30,000 (plus applicable taxes) in cash (the “Corporate Finance Fee”), payable upon completion of the Brokered Offering. The Issuer is responsible for all reasonable out-of-pocket expenses incurred by the Agent in connection with the Brokered Offering, including fees of the Agent’s legal counsel, marketing, due diligence and accounting costs, as well as the costs of any required consultant reports. As of the date hereof, the Issuer has paid the Agent a retainer of $25,000 to be applied by the Agent against these anticipated expenses.

The obligations of the Agent under the Agency Agreement may be terminated at any time before the closing of the Brokered Offering at the Agent’s discretion on the basis of its assessment of the state of the financial markets and may also be terminated at any time on the occurrence of certain other stated events.

The Exchange has conditionally accepted the listing of the Issuer’s Shares. Listing is subject to the Issuer fulfilling all the listing requirements of the Exchange.

Other than the Brokered Offering expenses disclosed elsewhere in this Listing Application and payments to be made to the Agent as disclosed in this section, there are no payments in cash, securities or other consideration being made, or to be made, to a promoter, finder, or any other person or company in connection with the Brokered Offering.

Non-Brokered Offering

The Issuer is also conducting a non-brokered private placement of up to 800,000 Units of the Issuer at a price of $0.25 per Unit for gross proceeds of up to $200,000. Each Unit is comprised of one Share and one transferable Unit Warrant, each Unit Warrant entitling the holder to acquire one Unit Warrant Share at a price of $0.40 per share for a period of one year from the date of closing. The Unit Warrants will be governed by the terms of the Warrant Indenture. The Shares and any Unit Warrant Shares issued on the exercise of Unit Warrants under the Non-Brokered Offering will also be subject to a hold period expiring four (4) months after the day the Non-Brokered Offering closes.

Use of Proceeds

Funds Available

The net proceeds to be received by the Issuer assuming the maximum Brokered Offering (after deducting the Agent’s Commission) and the maximum Non-Brokered Offering, is expected to be $1,130,000. After deducting the estimated working capital deficiency of the Issuer at March 31, 2012 of approximately $339,923, the Issuer will have available funds of $790,077.

Principal Purposes

The proposed use of the available funds is as follows:

Item	Cost
To pay for the remaining costs of listing including legal expenses, expenses of the Agent and regulatory fees	$61,500
To pay the Corporate Finance Fee (plus HST) (1)	$33,600
To pay the second and third option payment on the Lampson Lake claims (2)	$41,000
To fund phase one of the Work Program on the Dotted Lake Property as recommended in the Technical Report (2)	$226,600
To provide a reserve for the Issuer’s operating expenses for the ensuing twelve month period (3)	$197,000
To unallocated working capital (4)	$230,377
Total:	$790,077

(1)	See Item 6 “Financings”

(2)	See Item 5 “Description of the Business”.

(3)

Comprised of accounting and audit fees of $37,000/year, management fees of $60,000/year, rent of $30,000/year, office and general of $26,000/year, professional fees of $19,000/year, transfer agent and filing fees of $16,000/year and travel and promotion of $9,000/year.

(4)	Assuming that the maximum amount is sold under the Brokered and Non-Brokered Offerings. This amount must not be less than $100,000 as required by the initial listing requirements of the Exchange.

In February 2012, the Issuer entered into an agreement to defer $39,676 in debt owed to a professional advisor which amount has been converted from a short term to a long term liability of the Issuer. This amount is now due on July 31, 2013.

The Issuer intends to initiate the phase one of the Work Program on the Dotted Lake Property as recommended in the Technical Report in the summer months of 2012, subject to weather conditions and the availability of work crews and equipment. Completion of the recommended program is expected to occur within three weeks, with compilation and testing expected to take an additional two months.

Although the Issuer intends to spend its available funds as stated in this Listing Application but there may be circumstances where, for sound business reasons, a reallocation of funds may be necessary.

The Issuer’s working capital deficiency of $339,923 includes a loan of $265,283 advanced by Darcy Krell, one of our directors, who funded ongoing working capital in order to help finance the Issuer’s business pending its listing on the Exchange. The Issuer expects to repay the loan upon completion of the Brokered Offering and Non-Brokered Offering. The loan is currently non-interest bearing, unsecured, and with no fixed terms of repayment.

Item 7: Dividends or Distributions

The Issuer has not declared any cash dividends or distributions in any of the three most recently completed financial years or its current financial year. The Issuer does not contemplate paying any dividends on the Shares in the near future as it anticipates all available funds will be used to finance the expenditures identified above. The directors of the Issuer will determine if, and when, dividends will be declared and paid in the future from funds properly applicable to the payment of dividends on the basis of the Issuer’s earnings, financial requirements and other conditions existing at such future time.

Item 8: Management’s Discussion and Analysis

The Issuer’s management’s discussion and analyses for the nine months ended October 31, 2011 and the financial year ended January 31, 2011 are incorporated by reference and should be read in conjunction with the Issuer’s unaudited interim financial statements and audited financial statements which can be found under the Issuer’s public disclosures at www.sedar.com.

The following table augments the Issuer’s incorporated Management’s Discussion and Analysis and summarizes the amounts expended on exploration and evaluation of its assets for the nine months ended October 31, 2011 and the years ended January 31, 2011 and 2010:

			Total for
			nine months	Total for	Total for
			ended	year ended	year ended
	Dotted Lake	Lampson Lake	October 31,	January 31,	Jan. 31,
			2011	2011	2010
Property acquisition costs
Balance, beginning of period	$15,261	$9,033	$24,294	$15,261	$4,206
Additions	-	12,000	12,000	9,033	11,055
Balance, end of period	15,261	$21,033	$36,294	$24,294	$15,261

Exploration and evaluation costs
Balance, beginning of period	$176,585	$-	$176,585	$90,530	$81,139
Additions
Drilling and related costs				57,832	7,391
Field and camp costs				213
Geological consulting				16,099	2,000
Project administration				6,754
Travel and accommodation				5,157
	-	-	-	86,055	$9,391
Balance, end of period	$176,585	$-	$176,585	$176,585	$90,530
Total, end of period	$191,846	$21,033	$212,879	$200,879	$105,791

Item 9: Disclosure of Outstanding Security Data on Fully Diluted Basis

The following table sets out the number of securities of the Issuer outstanding as of April 25, 2012 on a fully diluted basis and the expected number and percentage of securities of Issuer to be outstanding on a fully diluted basis after completing the Brokered Offering and Non-Brokered Offering:

	Number of Shares (Fully Diluted)	Number of Shares (Fully Diluted) assuming the completion of the entire Brokered Offering and Non-Brokered Offering (1)
Current outstanding and issued Shares	40,565,171	40,565,171
Shares issuable upon the exercise of Existing Warrants	30,000,000	30,000,000
Shares issued upon completion of the Brokered Offering	-	4,000,000
Shares issuable upon exercise of the Unit Warrants issued pursuant to the Brokered Offering	-	4,000,000
Shares issued upon completion of the Non- Brokered Offering		800,000
Shares issuable upon exercise of the Unit Warrants issued pursuant to the Non- Brokered Offering		800,000
Fully-Diluted	70,565,171	80,165,171

(1)	The Brokered Offering and Non-Brokered Offering are not subject to any minimum offering amount and it will not necessarily be the case that the entire offering will be completed.

Other than the above securities, no other securities will be outstanding which are convertible into, or exchangeable for, the Issuer’s Shares as currently foreseen.

Item 10: Description of Securities to be Listed

The Issuer is authorized to issue an unlimited number of common shares without par value. As at the date hereof, there are 40,565,171 Shares issued and outstanding.

Holders of the Shares are entitled to receive notice of any meeting of shareholders of the Issuer, and to attend and to cast one (1) vote per Share at all such meetings. Holders of Shares do not have cumulative voting rights with respect to the election of directors and, accordingly, holders of a majority of the Shares entitled to vote in any election of directors may elect all directors standing for election. Holders of Shares are entitled to receive dividends, if any, as and when declared by the Issuer’s board of directors in its discretion. Upon the liquidation, dissolution or winding up the Issuer, holders of Shares are entitled to receive on a pro rata basis the net assets of the Issuer, in each case subject to the rights, privileges, restrictions and conditions attaching to any other series or class of shares ranking senior in priority to the holders of Shares with respect to dividends or liquidation. The Shares do not carry any pre-emptive, subscription, redemption or conversion rights, nor are there any sinking fund provisions, provisions permitting or restricting the issuance of additional securities, or provisions requiring a securityholder to contribute additional capital.

Item 11: Capitalization

The following table summarizes the Issuer’s capitalization as at the date of this Listing Application:

Description of Security	Authorized	Outstanding Number as at January 31, 2011 (audited)	Outstanding Number as at October 31, 2011 (unaudited)	Outstanding Number as at April 25, 2012 (unaudited)	Outstanding Number after the Brokered Offering and Non-Brokered Offering
Common Shares	Unlimited	40,565,171	40,565,171	40,565,171	45,365,171
Warrants	N/A	30,000,000	30,000,000	30,000,000	34,800,000

(1)	Assumes the Brokered Offering and the Non-Brokered Offering are fully subscribed.

Item 12: Stock Option Plan

The Issuer’s stock option plan (the “Stock Option Plan”) is in the form of a rolling stock option plan reserving for issuance upon the exercise of options granted pursuant to the Stock Option Plan a maximum of 10% of the issued and outstanding Shares of the Issuer at any time, less any Shares required to be reserved with respect to options granted by the Issuer prior to the implementation of the Stock Option Plan. The Stock Option Plan will be administered by a committee of three directors appointed by the Board (the “Committee”). Subject to the provisions of the Stock Option Plan, the Committee in its sole discretion will determine all options to be granted pursuant to the Stock Option Plan, the exercise price therefore (subject to the provisions of the Stock Option Plan and the policies of the Exchange) and any special terms or vesting provisions applicable thereto. The Committee will comply with all Exchange and other regulatory requirements in granting options and otherwise administering the Plan. A summary of some of the additional provisions of the Stock Option Plan follows:

(a)	options granted to insiders of the Issuer as a total in any twelve-month period shall not exceed 10% of the issued and outstanding shares of the Issuer;

(b)	options granted to any one person as a total in any twelve-month period shall not exceed 5% of the issued and outstanding shares of the Issuer;

(c)	options granted to any one consultant to the Issuer as a total in any twelve-month period shall not exceed 2% of the issued and outstanding shares of the Issuer;

(d)

options granted to all employees, consultants and their associates engaged in investor relations activities for the Issuer in aggregate in any twelvemonth period shall not exceed 2% of the issued and outstanding shares of the Issuer;

(e)	options granted shall be non-assignable and not transferable and shall not have a term in excess of five years;

(f)

the exercise price of options granted shall not be less than the closing price of the Issuer’s shares on the last trading day before the grant of such options less any discount permitted by the Exchange, but, in any event, not less than $0.10 per share;

(g)	all options granted shall be evidenced by written option agreements;

(h)

in the event of the death of an optionee, either while an Employee (as defined in the Stock Option Plan) of the Issuer or any designated subsidiary, the heirs, executors or other legal representatives of the Employee may exercise any option granted to such Employee, to the extent such option was exercisable by the Employee at the date of his death, for a period of one year following the date of death of the Employee;

(i)

if an Employee’s employment with or engagement by the Issuer or any designated subsidiary ceases or is terminated for any reason other than death, the option shall terminate on a date determined by the Committee at the time of the grant, but in no event later than ninety days following the date of termination, or thirty days, if the Employee was engaged in investor relations activities; and

(j)

any amendment to reduce the exercise price of options granted to insiders of the Issuer shall be subject to approval of the disinterested shareholders of the Issuer, the majority vote of the shareholders other than the insiders of the Issuer.

No stock options have been granted and accordingly no stock options are currently outstanding.

Item 13: Prior Sales

For the 12 month period before the date of this Listing Application, the Issuer issued no securities.

Trading Price and Volume

The Shares are currently quoted on the OTCQB of the OTC Markets Group, Inc. in the United States under the trading symbol "ROUGF". The following table sets forth the high and low closing prices (in US$) and volumes of the Shares as quoted for the periods indicated:

Period	High	Low	Volume
April 1 – April 25, 2012	$0.50	$0.35	11,700
Mar 1 – Mar 31, 2012	$0.50	$0.40	10,100
Feb 1 – Feb 29, 2012	-	-	no trades
Jan 1 – Jan31, 2012		-	no trades
Dec 1 – Dec 31, 2011	-	-	no trades
Nov 1 – Nov 30, 2011	-	-	no trades
Oct 1 – Oct 31, 2011	$0.35	$0.35	10,000
Sep 1 – Sep 30, 2011	-	-	no trades
Aug 1 – Aug 31, 2011	$0.35	$0.35	100
Jul 1 – Jul 31, 2011	-	-	no trades
Jun 1 – Jun 30, 2011	$0.35	$0.35	1,000
May1 – May30, 2011	$0.35	$0.35	1,350
Apr 1 – Apr 30, 2011	$0.35	$0.35	5,000
Mar 1 – Mar 31, 2011	$0.35	$0.35	1,750
Feb 1 – Feb 28, 2011	$0.36	$0.35	26,600

Item 14: Escrowed Securities and Securities Subject to Restriction on Transfer

Escrowed Securities

The following table sets forth information as at the date of this Listing Application with respect to all shares of the Issuer held in escrow:

Designation of class	Number of securities held in escrow	Percentage of class
Common Shares	5,700,000	14.05% (1)

(1)

The Escrowed Securities will represent 12.56% of the total issued and outstanding Shares upon completion of the Brokered Offering and Non-Brokered Offering, assuming the Brokered Offering and the Non- Brokered Offering are fully subscribed.

Pursuant to an agreement (the “Escrow Agreement”) dated as of January 25, 2012 among the Issuer, Computershare Investor Services Inc. (the “Escrow Agent”) and certain principals of the Issuer, the principals agreed to deposit in escrow their Shares (the “Escrowed Securities”) with the Escrow Agent. The Escrow Agreement provides that ten (10%) percent of such securities will be released from escrow upon receipt of notice from the Exchange confirming the listing of the Issuer’s Shares on the Exchange. The remaining ninety (90%) percent of such securities will be released from escrow in fifteen percent (15%) tranches at six month intervals over a 36 month period following receipt of such notice.

Pursuant to the terms of the Escrow Agreement, the securities held in escrow may not be transferred or otherwise dealt with during the term of the Escrow Agreement unless the transfers or dealings of such shares relate to:

(a)

a transfer to existing or, upon their appointment, incoming directors or senior officers of the Issuer or any of its material operating subsidiaries, if the Issuer’s board of directors has approved the transfer;

(b)	transfers to a person or company that before the proposed transfer holds more than 20% of the voting rights attached to the Issuer’s outstanding securities;

(c)	to a person or company that after the proposed transfer:

(i) will hold more than 10% of the voting rights attached to the Issuer’s outstanding securities, and

(ii) has the right to elect or appoint one or more directors or senior officers of the Issuer or any of its material operating subsidiaries,

(d)	to a trustee in bankruptcy or another person or company entitled to escrow securities on bankruptcy.

Escrowed Securities that have been pledged, mortgaged or charged pursuant to the Escrow Agreement to a financial institution as collateral for a loan within escrow may be transferred to the lender upon realization.

Escrowed Securities may be transferred within escrow to or between a registered retirement savings plan (RRSP), registered retirement income fund (RRIF) or other similar registered plan or fund with a trustee, where the beneficiaries of the plan or fund are limited to the holder and the spouse, children and parents of the holder of the Escrowed Securities.

The following table sets forth details of the Escrowed Securities that are subject to the Escrow Agreement:

Name	Number of Escrowed Securities	Percentage of Outstanding Shares/Warrants Prior to the Brokered Offering and Non-Brokered Offering	Percentage of Shares/Warrants Outstanding Subsequent to the Brokered Offering and Non-Brokered Offering (1)
Linda J. Smith	500,000 shares	1.23%	1.10%
	500,000 warrants	1.67%	1.44%
Darcy T. Krell	500,000 shares	1.23%	1.10%
	500,000 warrants	1.67%	1.44%
Steven J. Chan	2,700,000 shares	6.66%	5.95%
	2,000,000 warrants	6.67%	5.75%
James O. Burns	2,000,000 shares	4.93%	4.41%
	2,000,000 warrants	6.67%	5.75%
Total	5,700,000 shares	14.05%	12.56%
	5,000,000 warrants	16.67%	14.37%

(1)	Assuming no Units are purchased by these Persons under the Brokered Offering or Non-Brokered Offering and assuming the Brokered Offering and Non-Brokered Offering are fully subscribed.

Item 15: Principal Security Holders

To the knowledge of the Issuer’s directors and officers, as of the date of this Listing Application, no person beneficially owns or exercises control or direction over more than 10% of the votes attached to the Shares.

Item 16: Directors and Executive Officers

Name, Address, Occupation and Security Holdings of Directors and Officers of the Issuer

The following table sets out the name, province or state and country of residence, position with the Issuer and principal occupation during the past five years of each of the Issuer’s directors and officers.

Name, Province or State and Country of Residence and Position with the Issuer	Principal Occupation During the Five Preceding Years	Director of the Issuer since
Linda J. Smith (1) President, CEO and Director BC, Canada	President and CEO of the Issuer; President and CEO of East West Petroleum Corp. (formerly Algorithm Media Inc.);	October 27, 2000

Name, Province or State and Country of Residence and Position with the Issuer	Principal Occupation During the Five Preceding Years	Director of the Issuer since
Darcy T. Krell Secretary, General Manager and Director BC, Canada	General Manager of the Issuer and self-employed financial consultant;	October 10, 2008
J. Ronald McGregor Chief Financial Officer and Director BC, Canada

Contract Controller for the Issuer since December 2006; President of AYL Enterprises Ltd., a private company providing contract controller services to public companies since September 1996; accounting instructor at BCIT since January 1997

December 13, 2011
Brian A Lueck Director Paranaque, Philippines

President, CEO and director of Otterburn Resources Corp., a company listed on the Exchange, involved in mineral resource exploration since May 2010; President and CEO of Solfotara Mining Corporation, a private company involved in the mineral resource business in the Philippines, since January 2008; Self-employed mineral consultant prior to 2008

October 25, 2010
Mark H. Holden Director West Vancouver, B.C. Canada

Co-CEO of Conversion Works Corporation since October 2010 ; Director of Otterburn Resources Inc. since May 2010; President of M. Holden Productions Ltd. January 1988 to September 2006 and May 20 09 to present; formerly CEO of September 2006 to April 2009

October 25, 2010

Name, Province or State and Country of Residence and Position with the Issuer	Principal Occupation During the Five Preceding Years	Director of the Issuer since
Steven J. Chan (1) Director BC, Canada	Corporate Communications Officer of Wasco Management Inc., since September 2010; Vice-President of Cambridge House International Inc. April 2000 to June 2010	December 13, 2011
James O. Burns (1) Director BC, Canada	Retired businessman since 1998	December 13, 2011

(1)	denotes member of the Audit Committee

The directors and executive officers beneficially own, control or direct, directly or indirectly, 5,700,000 Shares (14.05%) as a group.

Management

The following is a brief description of the current management of the Issuer:

Linda J. Smith - President, CEO & Director (Age: 62)

Ms. Smith has acted as the Issuer’s president, CEO and a director since October 27, 2000 to present. From time to time she assists Mr. Darcy T. Krell in providing management services to the Issuer for which she receives no compensation.

Ms. Smith acted as Blue Lightning Ventures Inc.’s president and director from October 1999 to July 2004. She also acted in the same capacities for Big Bar Gold Corporation from June 1999 to April 2003; for Candorado Operating Company Ltd. from June 2000 to November 2001; and for East West Petroleum Corp. (formerly Algorithm Media Inc.) from December 2005 to December 2009. All of these companies are British Columbia and Alberta reporting corporations and involved in mineral property exploration.

Ms. Smith was also employed as a part-time dental assistant from May 1995 to October 2002. Ms. Smith intends to devote approximately 10% of her time on the business of the Issuer.

Darcy T. Krell – Secretary, General Manager & Director (Age: 63)

Mr. Krell has served the Issuer in several capacities, including as the Issuer’s corporate secretary since March 31, 2005 and a director since October 10, 2008. He has acted as the general manager of the Issuer since November 1, 2000. Mr. Krell also served as the Issuer’s CFO from October 10, 2008 to January 9, 2012. He has been a private investor in various public and private companies since 1996. He has extensive business experience but has no professional training or technical credentials in the field of mineral property exploration or development. He spends approximately 35% of his time on the business of the Issuer.

Mr. Krell also acted as a director of Big Bar Gold Corporation from March 2000 to April 2004 and Blue Lightning Ventures Inc. from March 2002 to July 2004. In addition, Mr. Krell acted as a director of East West Petroleum Corp. (formerly Algorithm Media Inc.) from December 2005 to January 2010. All of these companies are Alberta and British Columbia reporting companies involved in mineral property exploration.

J. Ronald McGregor– Chief Financial Officer & Director (Age 68)

Mr. McGregor has been contract controller for the Issuer since December 2006; President of AYL Enterprises Ltd., a private company providing contract controller services to public companies, since September 1996. He has also been a senior accounting instructor at BCIT since January 1997. Mr. McGregor devotes approximately 20% of his time to the business of the Issuer.

Brian A Lueck – Director (Age: 51)

Mr. Lueck is President, CEO and a director of Otterburn Resources Corp., a company listed on the Exchange, involved in mineral resource exploration. He is also the COO of Copper Development Corp., a private company focused on the development of copper-gold projects in the Philippines. Since January 2008 Mr. Lueck has been the president of a privately-owned company called Solfotara Mining Corp., which is principally engaged in the development of mineral properties in the Philippines. Prior to becoming President of Solfotara Mining corp., Mr. Lueck was a consultant geologist to a number of private and public companies. Mr. Lueck has a B.Sc. Geo. From the University of British Columbia, is a member of the Professional Engineers and Geoscientists of British Columbia and has over 22 years experience in mineral exploration and development. Mr. Lueck intends to devote approximately 5% of his time to the business of the Issuer.

Mark H. Holden – Director (Age: 53)

Mr. Holden is Co-CEO of Conversion Works Corporation, a technology company which converts 2D film and video to 3D. Formerly President and CEO of Hip Digital Media Inc. (2006-2009), an online music and media distribution company, Mr. Holden was responsible for the company’s corporate vision and operations. Mr. Holden is a Director of Otterburn Resources Corp., a company listed on the Exchange, involved in mineral exploration. Mr. Holden intends to devote approximately 5% of his time to the business of the Issuer.

Steven J. Chan – Director (Age: 47)

Mr. Chan has been the CCO for Wasco Management Inc. since September 2010. He is a director of several companies listed on the Exchange including Abitibi Mining Corp.; Amador Gold Corp.; Expedition Mining Inc.; Kermode Resources Ltd.; Klondike Gold Corp.; Klondike Silver Corp.; La Ronge Gold Corp.; Lakewood Mining Co. Ltd., Sedex Mining Corp.; and Zinccorp Resources Inc. He was Vice-President of Cambridge House International Inc. from April 2000 to June 2010. Mr. Chan intends to devote approximately 5% of his time to the business of the Issuer.

James O. Burns – Director (Age: 80)

Mr. Burns is a retired businessman since 1998 following sale of his Northern Ontario hunting and fishing lodge which he operated for many years. Mr. Burns intends to devote approximately 5% of his time to the business of the Issuer.

None of the above individuals have entered into non-competition or non-disclosure agreements with the Issuer. Except as otherwise disclosed, none of the above individuals are employees or independent contractors of the Issuer.

Corporate Cease Trade Orders or Bankruptcies

For the purposes of this section, “order” means a cease trade order; an order similar to a cease trade order; or an order that denied the relevant company access to any exemption under securities legislation, any of which was in effect for a period of more than 30 consecutive days.

Other than as disclosed below, no director or executive officer of the Issuer is, or has been within the ten years prior to the date of this Listing Application, a director, chief executive officer or chief financial officer of any company (including the Issuer) that was subject to an order that was issued while the director or executive officer was acting in the capacity as director, chief executive officer or chief financial officer, or was subject to an order that was issued after the director or executive officer ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer.

Linda J. Smith acted as President, CEO and a director of the Issuer at the time the Issuer was made subject to a cease trade order in BC (October 7, 2003) and an interim cease trade order in Alberta (October 23, 2003) for failure to file interim financial statements. The interim cease trade order became a cease trade order in Alberta (November 7, 2003) and the cease trade order in BC was revoked (November 10, 2003). A cease trade order was subsequently issued in BC on January 14, 2004. The outstanding cease trade orders were ultimately revoked both in BC (August 18, 2006) and in Alberta (August 23, 2006) following the submission of the various outstanding financial statements. Both Darcy T. Krell (December 2005) and Linda J. Smith (August 2007) became directors of Algorithm Media Inc. (“AMI”) which at the time was subject to cease trade orders issued by the BC Securities Commission (June 3, 2003) and the Alberta Securities Commission (July 18, 2003) for failure to file financial statements. Mr. Krell and Ms. Smith joined the board as part of a reorganization of AMI. The cease trade orders were revoked in July 2008.

No director or executive officer of the Issuer or a shareholder holding a sufficient number of securities of the Issuer to affect materially the control of the Issuer (a) is, or has been within the past ten years, a director or executive officer of any company (including the Issuer) that, while such person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or (b) has, within the 10 years before the date of the Listing Application, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director, executive officer or shareholder.

Penalties or Sanctions

No director or executive officer of the Issuer or a shareholder holding a sufficient number of securities of the Issuer to affect materially the control of the Issuer, has been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority or been subject to any other penalties or sanctions imposed by a court or regulatory body that would be likely to be considered important to a reasonable investor in making an investment decision.

Conflicts of Interest

Conflicts of interest may arise as a result of the proposed directors and officers of the Issuer also holding positions as directors and/or officers of other companies. Some of the directors and officers have been and will continue to be engaged in the identification and evaluation of assets and businesses, with a view to potential acquisition of interests in businesses and companies on their own behalf and on behalf of other companies, and situations may arise where the directors and officers will be in direct competition with the Issuer. See “Risk Factors”.

Other Reporting Issuer Experience

The following table sets out the directors, officers or promoters of the Issuer who are, or within the five years prior to the date of this Listing Application have been, a director, officer or promoter of other reporting issuers:

Name	Name and Jurisdiction of Reporting Issuer	Name of Trading Market	Position	From	To
Linda J. Smith	East West Petroleum Corp. (formerly Algorithm Media Inc.) (British Columbia and Alberta)	TSX-V	President/CEO Director	Aug 2008 Aug 2007	Dec 2009 Dec 2009
Darcy T. Krell	East West Petroleum Corp. (formerly Algorithm Media Inc.) (British Columbia and Alberta)	TSX-V	CFO Secretary Director	Aug 2008 Aug 2008 Dec 2005	Dec 2009 Dec 2009 Jan 2010
	Lakewood Mining Co. Ltd. (British Columbia and Alberta)	TSX-V	Director	March 2012	Present
J. Ronald McGregor	Sirona Biochem Corp. (British Columbia, Alberta and Ontario)	TSX-V	CFO	December 2008	June 2009
Brian A Lueck	Otterburn Resources Corp. (British Columbia and Alberta)	TSX-V	President, CEO and Director	May 2010	Present
Mark H. Holden	Otterburn Resources Corp. (British Columbia and Alberta)	TSX-V	Director	May 2010	Present

Name	Name and Jurisdiction of Reporting Issuer	Name of Trading Market	Position	From	To
Steven J. Chan	Abitibi Mining Corp. (British Columbia and Alberta)	TSX-V	Director	May 2011	Present
	Amador Gold Corp. (British Columbia and Alberta)	TSX-V	Director	May 2011	Present
	Expedition Mining Inc. (British Columbia and Alberta)	TSX-V	Director	December 2003	Present
	Kermode Resources Ltd. (British Columbia and Alberta)	TSX-V	Director	January 2011	Present
	Klondike Gold Corp. (British Columbia, Alberta and Quebec)	TSX-V	Director	May 2011	Present
	Klondike Silver Corp. (British Columbia, Alberta and Quebec)	TSX-V	Director	May 2011	Present
	Lakewood Mining Co. Ltd. (British Columbia and Alberta)	TSX-V	Director	October 2011	Present
	La Ronge Gold Corp. (British Columbia and Alberta)	TSX-V	Director	May 2011	Present
	Sedex Mining Corp. (British Columbia and Alberta)	TSX-V	Director	May 2011	Present
	Zinccorp Resources Inc. (British Columbia and Alberta)	TSX-V	Director	May 2011	Present

Item 17: Executive Compensation

For the purposes of this Listing Application:

(a)	“CEO” means an individual who acted as chief executive officer of the Issuer, or acted in a similar capacity, for any part of the most recently completed financial year;

(b)	“CFO” means an individual who acted as chief financial officer of the Issuer, or acted in a similar capacity, for any part of the most recently completed financial year;

(c)	“NEO” means a named executive officer and includes each of the following individuals:

(i) a CEO;

(ii) a CFO;

(iii)

each of the three most highly compensated executive officers, or the three most highly compensated individuals acting in a similar capacity, other than the CEO and CFO, at the end of the most recently completed financial year; and

(iv)

each individual who would be an NEO under paragraph (iii) but for the fact that the individual was neither an executive officer of the Issuer, nor acting in a similar capacity, at the end of that financial year.

Named Executive Officers

During the fiscal year ended January 31, 2011, the Issuer had two NEOs, namely:

(a)	Linda J. Smith, the President and CEO of the Issuer; and

(b)	Darcy T. Krell, the CFO and Secretary of the Issuer. Mr. Krell resigned as CFO on January 9, 2012.

Compensation Discussion and Analysis

The Issuer’s compensation program for its executive officers, including its NEOs, and directors is administered by the board of directors (the “Board”). The Board is responsible for determining the compensation to be paid to its executive officers and for evaluating their performance.

The objective of the Issuer’s approach to compensation of its NEOs is to provide competitive salary levels and compensation incentives to attract and retain qualified management for the Issuer with a compensation framework that is competitive in the industry and with incentives that will encourage the continued development of the Issuer and thereby increase shareholder value. The Issuer’s policy is to recognize and reward individual performance as well as to position NEOs compensation within the range found in industry for the applicable level of responsibility.

The deliberations of the Board in these matters are private. To achieve the compensation objectives described above, compensation to the Issuer’s NEOs may consist of: (i) base cash salary or consulting fees; (ii) cash incentive bonus; and (iii) option grants pursuant to the Issuer’s stock option plan.

The Board determines the specific compensation to be paid to NEOs based on a number of factors, including: the Board’s understanding of compensation paid for positions of similar responsibility in companies of comparable size; the performance of the individual NEO in advancing the development and objectives of the Issuer; the roles and responsibilities of the individual NEO; and the relevant experience and skills of each NEO.

The Board reviews the compensation paid to the NEOs on an annual basis.

Option-based awards

The Issuer has one equity-based compensation arrangement, its Stock Option Plan that is approved each year by the shareholders of the Issuer. The Stock Option Plan serves the objective of motivating directors, officers, employees and consultants of the Issuer and advancing the interests of the Issuer by affording such persons the opportunity to acquire an equity interest in the Issuer through rights granted under the Stock Option Plan to purchase shares of the Issuer.

The Issuer does not have any share-based award plans in place.

Summary Compensation Table

The following table sets forth the compensation of each NEO for each of the three most recently completed fiscal years.

Name & principal position	Year[1]	Salary ($)	Share- based awards ($)	Option- based awards ($)	Non-equity incentive plan compensation ($)		Pension value ($)	All other compensation ($)	Total Compensation ($)
					Annual incentive plans	Long-term incentive plans
Linda J. Smith,	2011	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil
President	2010	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil
and CEO	2009	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Darcy T. Krell,	2011	$60,000[2]	Nil	Nil	Nil	Nil	Nil	$30,000[3]	$90,000
CFO and	2010	$60,000[2]	Nil	Nil	Nil	Nil	Nil	$30,000[3]	$90,000
Secretary	2009	$52,750[2]	Nil	Nil	Nil	Nil	Nil	$18,000[3]	$70,750

[1]	February 1 to January 31.

[2]	Represents management fees.

[3]	Represents amounts paid in the respective years to Darcy T. Krell for rent of office facilities provided for the Issuer.

The Issuer did not pay any compensation for director services per se in the fiscal years ended January 31, 2011, 2010 and 2009. The Issuer paid certain management and administrative services fees to Mr. Darcy T. Krell, prior to him becoming a director of the Issuer in October 2008 in his capacity as the Issuer’s Secretary, General Manager and Chief Financial Officer. The management fees were $2,500 per month from February 1, 2002 to April 30, 2008, when they were increased to $5,000 per month pursuant to an unwritten agreement which was formalized by an amended management agreement between the Issuer and Mr. Krell dated August 1, 2008. Under this agreement, home office rent increased from $1,500 to $2,500 per month; however, the increased rent payments did not commence until February 1, 2009.

Incentive Plan Awards
Incentive Stock Option Plan

The Issuer has created the Stock Option Plan in order to provide effective incentives to directors, officers, senior management personnel and employees of the Issuer and to enable the Issuer to attract and retain experienced and qualified individuals in those positions by permitting such individuals to directly participate in an increase in per share value created for the Issuer’s Shareholders.

Outstanding Share-Based Awards and Option-Based Awards

The following table sets forth particulars of all outstanding share-based and option-based awards granted to the NEOs and which were outstanding at January 31, 2011:

	Option-based Awards				Share-based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options ($)	Number of shares or units that have not vested (#)	Market or payout value of share-based awards that have not vested ($)
Linda J. Smith, President and CEO	Nil	Nil	Nil	Nil	Nil	Nil
Darcy T. Krell, CFO and Secretary	Nil	Nil	Nil	Nil	Nil	Nil

Incentive Plan Awards – Value Vested or Earned During the Year

The following table sets forth particulars of the value vested or earned during the year ended January 31, 2011 in respect of incentive awards to the NEOs:

Name	Option-based awards – Value vested during the year ($)	Share-based awards – Value vested during the year ($)	Non-equity incentive plans compensation – Value earned during the year ($)
Linda J. Smith, President and CEO	Nil	Nil	Nil
Darcy T. Krell, CFO and Secretary	Nil	Nil	Nil

Pension Plan Benefits

The Issuer does not have a pension plan.

Termination and Change of Control Benefits

During the year ended January 31, 2011, the Issuer did not have any contacts, agreements, plans or arrangements in place with any NEO that provides for payment following or in connection with any termination, resignation, retirement, a change of control of the Issuer or a change in an NEO’s responsibilities.

Director Compensation

There are no formal arrangements under which directors were compensated by the Issuer during the most recently completed financial year for their services in their capacity as directors.

The following table sets forth particulars of all compensation paid to directors who were not NEOs during the year ended January 31, 2011:

Name	Fees earned ($)	Share-based awards ($)	Option-based awards ($)	Non-equity incentive plan compensation ($)	Pension value ($)	All other compensation ($)	Total ($)
Brian A Lueck	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Mark H. Holden	Nil	Nil	Nil	Nil	Nil	Nil	Nil

Director Outstanding Share-Based Awards and Option-Based Awards

The Issuer neither made any option-based awards during the year ended January 31, 2011 to directors, other than NEOs, nor had any option-based awards outstanding to directors, other than NEOs, that were granted prior to the year ended January 31, 2011.

Item 18: Indebtedness of Directors and Officers

None of the current directors and executive officers of the Issuer nor any individual who was during the year ended January 31, 2011 a director or executive officer of the Issuer have been indebted to the Issuer since the beginning of the most recently completed financial year.

Item 19: Audit Committee and Corporate Governance

Audit Committee

The Issuer’s audit committee is comprised of Linda J. Smith, Steven J. Chan and James O. Burns. Messrs. Chan and Burns are “independent” as that term is defined in National Instrument 52-110 Audit Committees (“NI 52-110”). Ms. Smith is the President and CEO of the Issuer and therefore not an independent member of the audit committee. All members of the audit committee are “financially literate” as that term is defined in NI 52-110.

Audit Committee Charter

Pursuant to NI 52-110, the Issuer’s audit committee is required to have a charter. The full text of the Issuer’s audit committee charter is attached as Appendix “B” hereto.

Relevant Education and Experience

The members of the Issuer’s audit committee have primarily gained their financial education and experience through their participation in the management of other private and publicly traded companies. Linda J. Smith, Steven J. Chan and James O. Burns consider themselves “financially literate”, meaning that they have the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can be reasonably expected to be raised by the Issuer’s financial statements. Ms. Smith has been a director and officer of the Issuer since October, 2000 and strengthens the continuity of the committee with her knowledge of the Issuer’s financial and business history. Mr. Chan has and continues to be extremely active in the junior exploration and mining industry and has gained a wealth of experience through his involvement as a director of a number of public companies including, in some instances, as a member of audit committees. Mr. Burns is a retired businessman and brings to the committee experience from the private sector, including through his ownership and management of a fishing and hunting lodge in Northern Ontario.

Audit Committee Oversight

At no time since inception was a recommendation of the audit committee to nominate or compensate an external auditor not adopted by the board of directors.

Reliance on Certain Exemptions

At no time since inception has the Issuer relied on the exemption in Section 2.4 of NI 52-110 (de minimis non-audit services), or an exemption from NI 52-110, in whole or in part, granted under Part 8 of NI 52-110.

Pre-Approval of Policies and Procedures

The audit committee is authorized by the board of directors to review the performance of the Issuer’s external auditors and approve in advance, provision of services other than auditing and to consider the independence of the external auditors.

External Auditor Service Fees

The aggregate fees charged to the Issuer by the external auditor in each of the last two fiscal years is as follows:

Financial Year Ending Jan. 31	Audit Fees	Audit Related Fees (1)	Tax Fees (2)	All Other Fees	Total Fees
2011	$14,500	$2,000	$1,000	Nil	$17,500
2010	$14,000	$2,000	$1,200	Nil	$17,200

(1) These fees relate to the performance of the audit of the Issuer’s financial statements and not already disclosed in the Audit fees.

(2) These fees relate to professional services rendered for tax compliance, tax advice and tax planning.

Exemption

The Issuer is relying on the exemption from full compliance with NI 52-110 granted for “venture issuers” under Part 6 of NI 52-110.

Corporate Governance

Pursuant to National Policy 58-101 Disclosure of Corporate Governance Practices, the Issuer is required to and hereby discloses its corporate governance practices as follows:

Board of Directors

The board of directors of the Issuer facilitates its exercise of independent supervision over the Issuer’s management through frequent meetings of the board.

Mark H. Holden, Brian A Lueck, Steven J. Chan and James O. Burns, four of the seven current directors of the Issuer, are considered “independent” as defined by National Policy 58-101. Linda J. Smith is President and Chief Executive Officer of the Issuer, Darcy T. Krell is Secretary of the Issuer and the former CFO of the Issuer and J. Ronald McGregor is Chief Financial Officer of the Issuer and accordingly are not considered “independent”.

Directorships

As at the date of this Listing Application, the following directors are currently directors of other reporting issuers:

Name	Name of Reporting Issuer
Darcy T. Krell	Lakewood Mining Co. Ltd.
Brian A Lueck	Otterburn Resources Corp.
Mark H. Holden	Otterburn Resources Corp.
Steven J. Chan

Abitibi Mining Corp.
Amador Gold Corp.
Expedition Mining Inc.
Kermode Resources Ltd.
Klondike Gold Corp.
Klondike Silver Corp.
La Ronge Gold Corp.
Lakewood Mining Co. Ltd.
Sedex Mining Corp.
Zinccorp Resources Inc.

Orientation and Continuing Educations

The board of directors of the Issuer briefs all new directors with respect to the policies of the board of directors and other relevant corporate and business information. The board does not provide any continuing education.

Ethical Business Conduct

The board has found that the fiduciary duties placed on individual directors by the Issuer’s governing corporate legislation and the common law and the restrictions placed by applicable corporate legislation on an individual director’s participation in decisions of the board in which the director has an interest have been sufficient to ensure that the board operates independently of management and in the best interests of the Issuer.

Nomination of Directors

The board of directors is responsible for identifying individuals qualified to become new board members and recommending to the board new director nominees for the next annual meeting of shareholders.

New nominees must have a track record in general business management, special expertise in an area of strategic interest to the Issuer, the ability to devote the required time, show support for the Issuer’s mission and strategic objectives, and a willingness to serve.

Compensation

The compensation practices of the Issuer with respect to its NEOs and directors is set out herein under the heading “Statement of Executive Compensation” above.

Other Board Committees

The board of directors has no committees other than the Audit Committee.

Assessments

The board of directors regularly monitors the adequacy of information given to directors, communications between the board and management and the strategic direction and processes of the board and its committee.

Item 20: Agent, Sponsor or Advisor

See “Item 6 – Financings”.

Item 21: Risk Factors

An investment in the Shares is highly speculative and subject to a number of risks and uncertainties. Only those Persons who can bear the risk of the entire loss of their investment should consider investing in the Shares. An investor should carefully consider the risks described below and the other information filed on www.sedar.com before investing. The risks described below are not the only ones faced. Additional risks that the Issuer may currently believe to be immaterial may become important factors that affect the Issuer’s business. If any of the following risks occur, or if others occur, the Issuer’s business and financial condition could be seriously harmed and investors may lose all of their investment.

The Issuer has a history of financial losses. Its inability to achieve profitability will negatively impact any investment in its Shares.

The Issuer has incurred losses in its business operations since inception, and expects to continue to incur losses for the foreseeable future. From March 31, 1988, the date of incorporation, to January 31, 2011, the Issuer has incurred losses totalling $2,993,553 under Canadian GAAP and $3,122,674 under US GAAP. Very few junior resource companies ever become profitable. Failure to achieve and maintain profitability may adversely affect the market price of the Issuer’s Shares.

The Issuer has limited financial resources and no source of operating cash flow. If it is unable to generate revenue, its business may fail.

The Issuer has limited financial resources, no source of operating cash flow and no commitments for additional funding for further exploration of its mineral property interests. Failure to obtain such additional financing could result in delay or indefinite postponement of further exploration and ultimately the failure of its business.

Very few mineral properties are ultimately developed into producing mines. If the Issuer is unable to prove that a mineral reserve exists on its mineral property interests, its business may fail.

The business of exploration for minerals and mining involves a high degree of risk and is highly speculative in nature. Few properties that are explored are ultimately developed into producing mines. At present, the Issuer’s mineral properties are in the early stages of exploration and have no known body of commercial ore. Most exploration projects do not result in the discovery of commercially mineable deposits of ore.

Substantial expenditures are required for the Issuer to establish ore reserves through drilling, to develop metallurgical processes, to extract the metal from the ore and, in the case of new properties, to develop the mining and processing facilities and infrastructure at any site chosen for mining.

It is unknown whether the Issuer will discover minerals at all or in sufficient quantities to justify commercial operations or that it can obtain the funds required for continued exploration or, if warranted, development on a timely basis or at all. The probability of an individual mineral exploration prospect ever containing reserves is extremely remote. It is unlikely that the property contains reserves, so any funds expended on the property will most likely be lost.

The Issuer’s ability to continue as a going concern is dependent on future financing. If the Issuer does not obtain additional financing, its business will fail.

The Issuer’s ability to continue as a going concern is dependent upon the ability of management to obtain sufficient financing. There are no other specific commitments for investment in the Issuer which raises doubt about the Issuer’s ability to continue as a going concern. If the Issuer’s exploration program is successful, additional funds will be required for further exploration and development to determine if any deposits are economic and, if economic, to possibly bring such deposits to production. Additional funds will also be required for the Issuer to acquire and explore other mineral interests. The Issuer has limited financial resources and there is no assurance that sufficient additional funding will be available to enable it to fulfill the Issuer’s existing obligations or for further exploration and development on acceptable terms or at all.

Mineral exploration involves a high degree of risk against which the Issuer is not currently insured. If an environmental liability was incurred, it may irreparably harm its business.

Unusual or unexpected rock formations, formation pressures, fires, power outages, labour disruptions, flooding, cave-ins, landslides and the inability to obtain suitable or adequate machinery, equipment or labour are risks involved in the operation of mines and the conduct of exploration programs.

It is not always possible to fully insure against such risks and the Issuer may decide not to take out insurance against such risks as a result of high premiums or other reasons. Should such liabilities arise, they could reduce or eliminate any future profitability and result in increasing costs and a decline in the value of the Issuer’s Shares. The Issuer does not currently maintain insurance against environmental risks relating to its mineral property interests.

If title to the Issuer’s mineral property interests is disputed, it may lose its business assets and its business may fail.

The Issuer’s mineral property interests may be subject to prior unregistered agreements or transfers or aboriginal land claims and title may be affected by undetected defects. There is a risk that the property boundaries could be challenged. In such circumstances, the Issuer will incur costs defending its title to its mineral property interests and may lose its interest in the claims, causing its business to fail. The Option Agreement pursuant to which the Issuer acquired its interest in the Lampson Lake Property provides that the Issuer must make payments to the Optionors on certain dates. If the Issuer fails to make such payments in a timely fashion, the Issuer may lose its interest in the Lampson Lake Property. The legal nature of aboriginal land claims, in particular, is a matter of considerable complexity. The impact of any such claim on the Issuer’s ownership interest in its properties cannot be predicted with any degree of certainty and no assurance can be given that a broad recognition of aboriginal rights in the area in which the properties optioned by the Issuer are located, by way of a negotiated settlement or judicial pronouncement, would not have an adverse effect on the Issuer’s activities. Even in the absence of such recognition, the Issuer may at some point be required to negotiate with first nations in order to facilitate exploration and development work on the properties optioned by the Issuer.

The Issuer may require permits and licenses that it may not be able to obtain. If it is unable to obtain such permits and licenses, its business plan will fail.

The Issuer’s current or future operations, including exploration and development activities and the commencement and continuation of commercial production, require licenses, permits or other approvals from various federal, provincial and/or local governmental authorities and such operations are or will be governed by laws and regulations relating to prospecting, development, mining, production, exports, taxes, labour standards, occupational health and safety, waste disposal, toxic substances, land use, water use, environmental protection, aboriginal land claims and other matters. The Issuer believes that it is in substantial compliance with all material laws and regulations which currently apply to the Issuer’s activities. There can be no assurance, however, that the Issuer will obtain on reasonable terms or at all the permits and approvals, and the renewals thereof, which the Issuer may require for the conduct of the Issuer’s current or future operations or that compliance with applicable laws, regulations, permits and approvals will not have an adverse effect on any mining project which the Issuer may undertake. Possible changes to mineral tax legislation and, regulations could cause additional expenses, capital expenditures, restrictions and delay on the Issuer’s planned exploration and operations, the extent of which cannot be predicted. Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions. Parties engaged in mining operations may be required to compensate those suffering loss or damage by reason of the mining activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations.

The Issuer will be required to obtain work permits from the Ontario Ministry of Northern Development and Mines for any subsequent exploration work that results in a physical disturbance to the land if the program calls for the disturbance of more than 10,000 square meters of the property surface, or such areas that would total that amount when combined. A work permit is also required for the erection of structures on the property. There is no charge to obtain a work permit under the Mining Act.

Mineral prices fluctuate widely. A decrease in mineral prices may prevent the Issuer from raising the capital necessary to continue the Issuer’s business plan in the future. As well, low mineral prices will reduce the value of any reserve the Issuer discovers on its mineral property interests.

Factors beyond the Issuer’s control may affect the marketability of any minerals the Issuer discovers. Mineral prices have fluctuated widely, particularly in recent years. The Issuer’s ability to raise capital for continuing exploration of its mineral property interests depends to a large degree on the market price for minerals generally, as well as for gold in particular. In addition, the value of any reserve the Issuer discovers on the Dotted Lake property will fluctuate depending on current mineral prices. Low mineral prices may make it uneconomical to commence production on its mineral property interests, if a reserve is established, of which there is no guarantee.

The resource industry is very competitive. The competitive nature of the business may increase the Issuer’s cost of operations and prevent the Issuer from obtaining interests in additional mineral properties.

The resource industry is intensely competitive in all its phases. The Issuer competes with many companies possessing greater financial resources and technical facilities than itself for the acquisition of mineral concessions, claims, leases and other mineral interests as well as for the recruitment and retention of qualified employees.

In conducting exploration on its mineral property interests, the Issuer will be subject to environmental regulations. In addition, its operations may be adversely affected by changes in environmental regulations. A significant change in such regulations may prevent the Issuer from proceeding with its business plan.

The Issuer’s operations are subject to environmental regulations promulgated by government agencies from time to time. Environmental legislation provides for restrictions and prohibitions on spills, release or emissions of various substances produced in association with certain mining industry operations, such as seepage from tailings disposal areas, which would result in environmental pollution. A breach of such legislation may result in the imposition of fines and penalties. In addition, certain types of operations require the submission and approval of environmental impact assessments. Environmental legislation is evolving in a manner which means that standards, enforcement, fines and penalties for non-compliance are more stringent. Environmental assessments of proposed projects carry a heightened degree of responsibility for us and its directors, officers and consultants. The cost of compliance with changes in governmental regulations has a potential to reduce the profitability of its operations. The Issuer does not maintain environmental liability insurance.

When the Issuer’s exploration program on its mineral property interests proceeds to the drilling stage, it may be required to post small bonds if the rights of a private land owner may be affected. The Issuer may also be required to file statements of work with the Ministry of Northern Development and Mines. The Issuer will also be required to undertake remediation work on any exploration that results in physical disturbance to the land. The cost of remediation work will vary according to the degree of physical disturbance.

The Issuer relies on the technical and financial skills and contributions of its management team, the loss of any one of which may adversely impact the Issuer’s business.

The Issuer’s success will be largely dependent, in part, on the services of the Issuer’s senior management and directors whose contributions include both technical and financial skills and assistance. The Issuer has not purchased any “key man” insurance, nor has the Issuer entered into any non-competition or non-disclosure agreements with any of the Issuer’s directors, officers or key employees and has no current plans to do so. The Issuer may hire consultants and others for geological and technical expertise but there is no guarantee that the Issuer will be able to retain personnel with sufficient technical expertise to carry out the future development of the Issuer’s properties.

Some of the Issuer’s directors are or will be directors of other companies, which could result in conflicts of interest.

Certain of the Issuer’s directors, officers and other members of management do, and may in the future, serve as directors, officers, promoters and members of management of other companies and, therefore, it is possible that a conflict may arise between their duties as a director, officer, promoter or member of the Issuer’s management team and their duties as a director, officer, promoter or member of management of such other companies. The Issuer’s directors and officers are aware of the laws governing accountability of directors and officers for corporate opportunity and the requirement of directors to disclose conflicts of interest. The Issuer will rely upon these laws in respect of any directors’ and officers’ conflicts of interest or in respect of any breaches of duty by any of its directors or officers.

Item 22: Promoters

Darcy T. Krell, General Manager, Secretary and a director of the Issuer, may be considered to be the promoter of the Issuer within the meaning of securities legislation of British Columbia and Alberta as he took the initiative in substantially reorganizing the business of the Issuer in March 2008 when the Issuer changed its name and consolidated its share capital. Mr. Krell holds 500,000 Shares of the Issuer, representing 1.23% of the voting securities. Mr. Krell also holds 500,000 Existing Warrants. Except for the compensation paid and payable to Mr. Krell as described above under Item 17, Executive Compensation, and the repayment of certain debt owed to Mr. Krell from the proceeds of the Brokered and Non-Brokered Offering under item 24 “Interests of Management and Others in Material Transactions,” Mr. Krell has not received nor is he expected to receive anything of value from the Issuer. See Item 16 “Directors and Executive Officers” respecting cease trade orders, item 17 “Executive Compensation” respecting the payment of management fees to Mr. Krell and item 24 “Interests of Management and Others in Material Transactions” respecting repayment of certain debt.

Item 23: Legal Proceedings and Regulatory Actions

There are no legal proceedings to which the Issuer is or has been a party or of which any of its property is, or has been, the subject matter since the beginning of the most recently completed financial year for which financial statements of the issuer are included in this Listing Application. Additionally, to the reasonable knowledge of the management of the Issuer, there are no such proceedings contemplated.

There have been no penalties or sanctions imposed against the Issuer by a court relating to provincial and territorial securities legislation or by a securities regulatory authority within the three years immediately preceding the date of the listing application nor any other penalties or sanctions imposed by a court or regulatory body against the Issuer necessary for this document to contain full, true and plain disclosure of all material facts relating to the Issuer or its shares. Finally, the Issuer has not entered into any settlement agreements before a court relating to provincial and territorial securities legislation or with a securities regulatory authority within the immediately preceding three years from the date hereof.

Item 24: Interests of Management and Others in Material Transactions

Except as described below or as has been disclosed elsewhere in this Listing Application, there has been no transaction within the three years before the date of this Listing Application that has materially affected or is reasonably expected to materially affect the Issuer with any of the following: a director or executive officer of the Issuer; a person or company that beneficially owns, or controls or directs, directly or indirectly, more than 10 percent of any class or series of the Issuer’s outstanding voting securities; or an Associate or Affiliate of any of the foregoing persons or companies.

Mr. Darcy Krell, a director of the Issuer, has advanced funds to the Issuer that, as of March 31, 2012, amounted to $265,283, which funds are expected to be repaid from the proceeds of the Brokered and Non-Brokered Offering as part of the elimination of the Issuer’s working capital deficit.

Item 25: Investor Relations Arrangements

The Issuer has not entered into any investor relations arrangements, nor are such arrangements contemplated.

Item 26: Auditors, Transfer Agents and Registrars

Dale Matheson Carr-Hilton Labonte LLP., Chartered Accountants, are the Issuer’s auditors. Dale Matheson Carr-Hilton Labonte’s offices are located at 1500 – 1140 West Pender Street, Vancouver, BC V6E 4G1. Computershare Investor Services Inc. is the Issuer’s registrar and transfer agent. Transfers of the securities of the Issuer may be recorded at registers maintained by Computershare at Vancouver and Toronto.

Item 27: Material Contracts

The Issuer has the following material contracts currently outstanding:

(i)

the Debt Deferral Agreement dated February 6, 2012 between the Issuer and Gregory S. Yanke Law Corp. regarding the deferral of $39,676 of Issuer debt to July 31, 2013. See Item 6 “Financings – Use of Proceeds”;

(ii)	Amended Management Agreement with Mr. Darcy T. Krell dated August 1, 2008. (See Item 17 “Executive Compensation”;

(iii)	Option agreement dated April 20, 2010 with certain Ontario prospectors to purchase the Lampson Lake Property. See Item 5 “Description of the Business”;

(iv)

Escrow Agreement dated January 25, 2012 between the Issuer, Computershare Investor Services Inc. and certain principals of the Issuer. See Item 14 “Escrowed Securities and Securities Subject to Restriction to Transfer”; and

(v)	Agency Agreement dated January 10, 2012 between the Issuer and the Agent. See “Item 6 “Financings”.

Item 28: Experts

Opinions

The only opinions or reports prepared by experts described, included or referenced in this Listing Application are the Technical Report prepared and certified by Caitlin Jeffs, H.B.Sc., P.Geo. and Michael Thompson, H.B.Sc., P.Geo., and the audit report for the Issuer’s audited financial statements provided by Dale Matheson Carr-Hilton Labonte LLP.

Interest of Experts

Caitlin Jeffs, H.B.Sc., P.Geo., Michael Thompson, H.B.Sc., P.Geo. and Dale Matheson Carr-Hilton Labonte LLP do not: (a) have a direct or indirect interest in the Issuer’s property; or (b) beneficially own, directly or indirectly, any securities of the Issuer or any Associate or Affiliate of the Issuer.

Expertised Reports

Other than the Technical Report, there are no expert reports prepared in connection with this Listing Application.

Item 29: Other Material Facts

There are no other material facts in respect of the Issuer which are not disclosed elsewhere in this Listing Application.

Item 30: Additional Information – Mining Applicants

There is no additional information to be included under this part.

Item 31: Exemptions

There is no information to be provided under this part.

Item 32: Financial Statement Disclosure for Issuers

Forming part of this Listing Application are:

  the Issuer’s audited comparative annual financial statements comprising Balance Sheets for the years ended January 31, 2011 and 2010, and Statements of Operations, Comprehensive Loss and Deficit and Statements of Cash Flows for the years ended January 31, 2011, 2010 and 2009, as audited by Dale Matheson Carr-Hilton Labonte LLP, Chartered Accountants, as filed on SEDAR on June 3, 2011; and

  the Issuer’s unaudited interim financial statements for the nine months ended October 31, 2011, as filed on SEDAR on December 13, 2011.

The Issuer’s financial statements are incorporated by reference and have been prepared in accordance with Canadian GAAP and in the case of the interim reports subsequent to January 31, 2011 in accordance with international financial reporting standards and can be found under the Issuer’s public disclosures at www.sedar.com.

Item 33: Significant Acquisitions

There is no additional information to be included under this part.

CERTIFICATE OF ROUGE RESOURCES LTD.

Each of the undersigned hereby certifies that the foregoing constitutes full, true and plain disclosure of all information required to be disclosed under each item of this Application and of any material fact not otherwise required to be disclosed under an item of this Application.

Dated: April 25, 2012

“Linda J. Smith”	“J. Ronald McGregor”
Linda J. Smith, President	J. Ronald McGregor,
and Chief Executive Officer	Chief Financial Officer

ON BEHALF OF THE BOARD OF DIRECTORS OF
ROUGE RESOURCES CORP.

“Darcy T. Krell”	“James O. Burns”
Darcy T. Krell,	James O. Burns,
Director	Director

ACKNOWLEDGEMENT – PERSONAL INFORMATION

“Personal Information” means any information about an identifiable individual.

The Applicant hereby represents and warrants that it has obtained all consents required under applicable law for the collection, use and disclosure by the Exchange of the Personal Information contained in or submitted pursuant to this Application for the purposes described in Appendix “A” to this Acknowledgement.

Dated: April 25, 2012

ROUGE RESOURCES LTD.

Per: “Darcy T. Krell”
         Darcy T. Krell

APPENDIX “A” – FORM 2B PERSONAL INFORMATION COLLECTION POLICY

Collection, Use and Disclosure

TSX Venture Exchange Inc. and its affiliates, authorized agents, subsidiaries and divisions, including TSX Venture Exchange and Toronto Stock Exchange, (collectively referred to as the “Exchange”) collect the information contained in or submitted pursuant to Form 2B (which may include personal, confidential, non-public or other information) and use it for the following purposes:

  to conduct background checks,

  to verify the Personal Information that has been provided about each individual,

  to consider the suitability of the individual to act as an officer, director, insider, promoter, investor relations provider or, as applicable, an employee or consultant, of the Applicant,

  to consider the eligibility of the Applicant to list on the Exchange,

  to provide disclosure to market participants as to the security holdings of directors, officers, other insiders and promoters of the Applicant, or its associates or affiliates, including information as to such individuals’ involvement with any other reporting issuers to detect and prevent fraud, and

  to perform other investigations as required by and to ensure compliance with all applicable rules, policies, rulings and regulations of the Exchange, securities legislation and other legal and regulatory requirements governing the conduct and protection of the capital markets in Canada.

Personal Information the Exchange collects may also be disclosed:

(a) to securities regulators and regulatory authorities in Canada or elsewhere, investigative, law enforcement or self-regulatory organizations, and each of their subsidiaries, affiliates, regulators and authorized agents, for the purposes described above, and these agencies and organizations may use the information in their own investigations;

(b) on the Exchange’s website or through printed materials published by or pursuant to the directions of the Exchange for the purposes described above; and

(c) as otherwise permitted or required by law.

The Exchange may from time to time use third parties to process information or provide other administrative services. In this regard, the Exchange may share the information with such third party service providers for the purposes described above.

Questions

If you have any questions or enquiries regarding the policy outlined above or about our privacy practices, please send a written request to: Chief Privacy Officer, TMX Group, the Exchange Tower, 130 King Street West, Toronto, Ontario, M5X 1J2.

APPENDIX “B” – AUDIT COMMITTEE CHARTER

ITEM 1: THE AUDIT COMMITTEE CHARTER

Mandate

The primary function of the audit committee (the "Committee") is to assist the Company’s Board of Directors in fulfilling its financial oversight responsibilities by reviewing the financial reports and other financial information provided by the Company to regulatory authorities and shareholders, the Company’s systems of internal controls regarding finance and accounting and the Company’s auditing, accounting and financial reporting processes. Consistent with this function, the Committee will encourage continuous improvement of, and should foster adherence to, the Company’s policies, procedures and practices at all levels. The Committee’s primary duties and responsibilities are to:

  serve as an independent and objective party to monitor the Company’s financial reporting and internal control system and review the Company’s financial statements;

  review and appraise the performance of the Company’s external auditors; and

  provide an open avenue of communication among the Company’s auditors, financial and senior management and the Board of Directors.

Composition

The Committee shall be comprised of a minimum three directors as determined by the Board of Directors. If the Company ceases to be a “venture issuer” (as that term is defined in Multilateral Instrument 52-110), then all of the members of the Committee shall be free from any relationship that, in the opinion of the Board of Directors, would interfere with the exercise of his or her independent judgment as a member of the Committee.

If the Company ceases to be a “venture issuer” (as that term is defined in Multilateral Instrument 52-110), then all members of the Committee shall have accounting or related financial management expertise. All members of the Committee that are not financially literate will work towards becoming financially literate to obtain a working familiarity with basic finance and accounting practices. For the purposes of the Company's Audit Committee Charter, the definition of “financially literate” is the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can presumably be expected to be raised by the Company's financial statements.

The members of the Committee shall be elected by the Board of Directors at its first meeting following the annual shareholders’ meeting. Unless a Chair is elected by the full Board of Directors, the members of the Committee may designate a Chair by a majority vote of the full Committee membership.

Meetings

The Committee shall meet at least twice annually, or more frequently as circumstances dictate. As part of its job to foster open communication, the Committee will meet at least annually with the Chief Financial Officer and the external auditors in separate sessions.

Responsibilities and Duties

To fulfill its responsibilities and duties, the Committee shall:

1.	Documents/Reports Review

	(a)	review and update this Audit Committee Charter annually; and

(b)

review the Company's financial statements, MD&A and any annual and interim earnings press releases before the Company publicly discloses this information and any reports or other financial information (including quarterly financial statements), which are submitted to any governmental body, or to the public, including any certification, report, opinion, or review rendered by the external auditors.

2.	External Auditors

(a)

review annually, the performance of the external auditors who shall be ultimately accountable to the Company’s Board of Directors and the Committee as representatives of the shareholders of the Company;

	(b)	obtain annually, a formal written statement of external auditors setting forth all relationships between the external auditors and the Company, consistent with Independence Standards Board Standard 1;

	(c)	review and discuss with the external auditors any disclosed relationships or services that may impact the objectivity and independence of the external auditors;

(d)

take, or recommend that the Company’s full Board of Directors take appropriate action to oversee the independence of the external auditors, including the resolution of disagreements between management and the external auditor regarding financial reporting;

	(e)	recommend to the Company’s Board of Directors the selection and, where applicable, the replacement of the external auditors nominated annually for shareholder approval;

	(f)	recommend to the Company’s Board of Directors the compensation to be paid to the external auditors;

(g)

at each meeting, consult with the external auditors, without the presence of management, about the quality of the Company’s accounting principles, internal controls and the completeness and accuracy of the Company's financial statements;

	(h)	review and approve the Company's hiring policies regarding partners, employees and former partners and employees of the present and former external auditors of the Company;

	(i)	review with management and the external auditors the audit plan for the year-end financial statements and intended template for such statements; and

(j)

review and pre-approve all audit and audit-related services and the fees and other compensation related thereto, and any non-audit services, provided by the Company’s external auditors. The pre-approval requirement is waived with respect to the provision of non-audit services if:

(i)

the aggregate amount of all such non-audit services provided to the Company constitutes not more than five percent of the total amount of revenues paid by the Company to its external auditors during the fiscal year in which the non-audit services are provided,

	(ii)	such services were not recognized by the Company at the time of the engagement to be non-audit services, and

(iii)

such services are promptly brought to the attention of the Committee by the Company and approved prior to the completion of the audit by the Committee or by one or more members of the Committee who are members of the Board of Directors to whom authority to grant such approvals has been delegated by the Committee.

Provided the pre-approval of the non-audit services is presented to the Committee's first scheduled meeting following such approval such authority may be delegated by the Committee to one or more independent members of the Committee.

3.	Financial Reporting Processes

	(a)	in consultation with the external auditors, review with management the integrity of the Company's financial reporting process, both internal and external;

	(b)	consider the external auditors’ judgments about the quality and appropriateness of the Company’s accounting principles as applied in its financial reporting;

	(c)	consider and approve, if appropriate, changes to the Company’s auditing and accounting principles and practices as suggested by the external auditors and management;

	(d)	review significant judgments made by management in the preparation of the financial statements and the view of the external auditors as to appropriateness of such judgments;

(e)

following completion of the annual audit, review separately with management and the external auditors any significant difficulties encountered during the course of the audit, including any restrictions on the scope of work or access to required information;

	(f)	review any significant disagreement among management and the external auditors in connection with the preparation of the financial statements;

	(g)	review with the external auditors and management the extent to which changes and improvements in financial or accounting practices have been implemented;

	(h)	review any complaints or concerns about any questionable accounting, internal accounting controls or auditing matters;

	(i)	review certification process;

(j)	establish a procedure for the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters; and

(k)	establish a procedure for the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters.

4.	Other

	(a)	review any related-party transactions;

	(b)	engage independent counsel and other advisors as it determines necessary to carry out its duties; and

	(c)	to set and pay compensation for any independent counsel and other advisors employed by the Committee.